Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada) and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2014, using the framework found in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2014, the Bank’s internal control over financial reporting is effective.

The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2014, in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Colleen M. Johnston
Group President and	Chief Financial Officer
Chief Executive Officer

Toronto, Canada
December 3, 2014

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2014 and 2013, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated December 3, 2014, expressed an unqualified opinion on The Toronto-Dominion Bank’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 2

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the "COSO criteria"). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2014 and 2013, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2014, of The Toronto-Dominion Bank and our report dated December 3, 2014, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 3

Consolidated Balance Sheet

(millions of Canadian dollars, except as noted)	As at
	October 31	October 31
	2014	2013
ASSETS
Cash and due from banks	$2,781	$3,581
Interest-bearing deposits with banks	43,773	28,583
	46,554	32,164
Trading loans, securities, and other (Notes 5, 7)	101,173	101,940
Derivatives (Notes 5, 11)	55,363	49,461
Financial assets designated at fair value through profit or loss (Note 5)	4,745	6,532
Available-for-sale securities (Notes 5, 7)	63,008	79,544
	224,289	237,477
Held-to-maturity securities (Note 7)	56,977	29,961
Securities purchased under reverse repurchase agreements	75,031	64,283
Loans (Note 8)
Residential mortgages	198,912	185,820
Consumer instalment and other personal	123,411	119,192
Credit card	25,570	22,222
Business and government	131,349	116,799
Debt securities classified as loans	2,695	3,744
	481,937	447,777
Allowance for loan losses (Note 8)	(3,028)	(2,855)
Loans, net of allowance for loan losses	478,909	444,922
Other
Customers’ liability under acceptances	13,080	6,399
Investment in TD Ameritrade (Note 12)	5,569	5,300
Goodwill (Note 14)	14,233	13,293
Other intangibles (Note 14)	2,680	2,493
Land, buildings, equipment, and other depreciable assets (Note 15)	4,930	4,635
Deferred tax assets (Note 27)	2,008	1,800
Amounts receivable from brokers, dealers and clients	9,319	9,183
Other assets (Note 16)	11,163	10,111
	62,982	53,214
Total assets	$944,742	$862,021
LIABILITIES
Trading deposits (Notes 5, 17)	$59,334	$50,967
Derivatives (Notes 5, 11)	50,776	49,471
Securitization liabilities at fair value (Notes 5, 9)	11,198	21,960
Other financial liabilities designated at fair value through profit or loss (Note 5)	3,250	12
	124,558	122,410
Deposits (Note 17)
Personal	343,240	319,468
Banks	15,771	17,149
Business and government	241,705	204,988
	600,716	541,605
Other
Acceptances	13,080	6,399
Obligations related to securities sold short (Note 5)	39,465	41,829
Obligations related to securities sold under repurchase agreements (Note 5)	45,587	34,414
Securitization liabilities at amortized cost (Note 9)	24,960	25,592
Amounts payable to brokers, dealers and clients	10,384	8,882
Insurance-related liabilities	6,079	5,586
Other liabilities (Note 18)	15,897	15,939
	155,452	138,641
Subordinated notes and debentures (Note 19)	7,785	7,982
Total liabilities	888,511	810,638
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2014 – 1,846.2, Oct. 31, 2013 – 1,838.9) (Note 21)	19,811	19,316
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2014 – 88.0, Oct. 31, 2013 – 135.8) (Note 21)	2,200	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2014 – (1.6), Oct. 31, 2013 – (3.9)) (Note 21)	(54)	(145)
Treasury shares – preferred (millions of shares held: Oct 31, 2014 – (0.04), Oct. 31, 2013 – (0.1)) (Note 21)	(1)	(2)
Contributed surplus	205	170
Retained earnings	27,585	23,982
Accumulated other comprehensive income (loss)	4,936	3,159
	54,682	49,875
Non-controlling interests in subsidiaries (Note 22)	1,549	1,508
Total equity	56,231	51,383
Total liabilities and equity	$944,742	$862,021

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	William E. Bennett
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 4

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2014	2013	2012
Interest income
Loans	$19,758	$18,514	$17,951
Securities
Interest	2,913	2,965	3,259
Dividends	1,173	1,048	940
Deposits with banks	84	88	88
	23,928	22,615	22,238
Interest expense
Deposits	4,313	4,461	4,670
Securitization liabilities	777	927	1,026
Subordinated notes and debentures	412	447	612
Other	842	706	904
	6,344	6,541	7,212
Net interest income	17,584	16,074	15,026
Non-interest income
Investment and securities services	3,346	2,834	2,621
Credit fees	845	785	745
Net securities gains (losses) (Note 7)	173	304	373
Trading income (losses) (Note 23)	(349)	(279)	(41)
Service charges	2,152	1,966	1,849
Card services	1,552	1,220	942
Insurance revenue (Note 24)	3,883	3,734	3,537
Trust fees	150	148	149
Other income (loss)	625	473	345
	12,377	11,185	10,520
Total revenue	29,961	27,259	25,546
Provision for credit losses (Note 8)	1,557	1,631	1,795
Insurance claims and related expenses (Note 24)	2,833	3,056	2,424
Non-interest expenses
Salaries and employee benefits (Note 26)	8,451	7,651	7,259
Occupancy, including depreciation	1,549	1,456	1,374
Equipment, including depreciation	810	847	825
Amortization of other intangibles	598	521	477
Marketing and business development	756	685	668
Restructuring costs	29	129	–
Brokerage-related fees	321	317	296
Professional and advisory services	991	1,009	925
Communications	283	281	282
Other	2,708	2,173	1,910
	16,496	15,069	14,016
Income before income taxes and equity in net income of an investment in associate	9,075	7,503	7,311
Provision for (recovery of) income taxes (Note 27)	1,512	1,135	1,085
Equity in net income of an investment in associate, net of income taxes (Note 12)	320	272	234
Net income	7,883	6,640	6,460
Preferred dividends	143	185	196
Net income available to common shareholders and non-controlling interests in subsidiaries	$7,740	$6,455	$6,264
Attributable to:
Non-controlling interests in subsidiaries	$107	$105	$104
Common shareholders	7,633	6,350	6,160
Weighted-average number of common shares outstanding (millions) (Note 28)
Basic	1,839.1	1,837.9	1,813.2
Diluted	1,845.3	1,845.1	1,829.7
Earnings per share (dollars) (Note 28)
Basic	$4.15	$3.46	$3.40
Diluted	4.14	3.44	3.38
Dividends per share (dollars)	1.84	1.62	1.45

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 5

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2014	2013	2012
Net income	$7,883	$6,640	$6,460
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	69	(472)	689
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(163)	(271)	(163)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	3,697	1,885	92
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	(13)	4	–
Net foreign currency translation gains (losses) from hedging activities[4]	(1,390)	(737)	(54)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[5]	13	(4)	–
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	1,647	668	834
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(2,083)	(1,559)	(1,079)
Items that will not be subsequently reclassified to net income
Actuarial gains and (losses) on employee benefit plans[8]	(458)	339	(748)
	1,319	(147)	(429)
Comprehensive income (loss) for the year	$9,202	$6,493	$6,031
Attributable to:
Preferred shareholders	$143	$185	$196
Common shareholders	8,952	6,203	5,731
Non-controlling interests in subsidiaries	107	105	104
1	Net of income tax provision in 2014 of $67 million (2013 – income tax recovery of $285 million; 2012 – income tax provision of $302 million).
2	Net of income tax provision in 2014 of $81 million (2013 – income tax provision of $136 million; 2012 – income tax provision of $74 million).
3	Net of income tax provision in 2014 of nil (2013 – income tax provision of nil; 2012 – income tax provision of nil).
4	Net of income tax recovery in 2014 of $488 million (2013 – income tax recovery of $264 million; 2012 – income tax recovery of $22 million).
5	Net of income tax recovery in 2014 of $4 million (2013 – income tax provision of $1 million; 2012 – income tax provision of nil).
6	Net of income tax provision in 2014 of $1,113 million (2013 – income tax provision of $383 million; 2012 – income tax provision of $381 million).
7	Net of income tax provision in 2014 of $1,336 million (2013 – income tax provision of $830 million; 2012 – income tax provision of $485 million).
8	Net of income tax recovery in 2014 of $210 million (2013 – income tax provision of $172 million; 2012 – income tax recovery of $289 million).

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 6

Consolidated Statement of Changes in Equity

For the years ended October 31
(millions of Canadian dollars)	2014	2013	2012
Common shares (Note 21)
Balance at beginning of year	$19,316	$18,691	$17,491
Proceeds from shares issued on exercise of stock options	199	297	253
Shares issued as a result of dividend reinvestment plan	339	515	947
Purchase of shares for cancellation	(43)	(187)	–
Balance at end of year	19,811	19,316	18,691
Preferred shares (Note 21)
Balance at beginning of year	3,395	3,395	3,395
Issue of shares	1,000	–	–
Redemption of shares	(2,195)	–	–
Balance at end of year	2,200	3,395	3,395
Treasury shares – common (Note 21)
Balance at beginning of year	(145)	(166)	(116)
Purchase of shares	(4,197)	(3,552)	(3,175)
Sale of shares	4,288	3,573	3,125
Balance at end of year	(54)	(145)	(166)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(2)	(1)	–
Purchase of shares	(154)	(86)	(77)
Sale of shares	155	85	76
Balance at end of year	(1)	(2)	(1)
Contributed surplus
Balance at beginning of year	170	196	212
Net premium (discount) on sale of treasury shares	48	(3)	10
Stock options (Note 25)	(5)	(25)	(25)
Other	(8)	2	(1)
Balance at end of year	205	170	196
Retained earnings
Balance at beginning of year	23,982	20,868	18,213
Transition adjustments on adoption of new and amended accounting standards (Note 4)	–	(5)	(136)
Net income attributable to shareholders	7,776	6,535	6,356
Common dividends	(3,384)	(2,977)	(2,621)
Preferred dividends	(143)	(185)	(196)
Share issue expenses and others	(11)	–	–
Net premium on repurchase of common shares	(177)	(593)	–
Actuarial gains and (losses) on employee benefit plans	(458)	339	(748)
Balance at end of year	27,585	23,982	20,868
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	732	1,475	949
Other comprehensive income (loss)	(94)	(743)	526
Balance at end of year	638	732	1,475
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	722	(426)	(464)
Other comprehensive income (loss)	2,307	1,148	38
Balance at end of year	3,029	722	(426)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	1,705	2,596	2,841
Other comprehensive income (loss)	(436)	(891)	(245)
Balance at end of year	1,269	1,705	2,596
Total	4,936	3,159	3,645
Non-controlling interests in subsidiaries
Balance at beginning of year	1,508	1,477	1,483
Net income attributable to non-controlling interests in subsidiaries	107	105	104
Other	(66)	(74)	(110)
Balance at end of year	1,549	1,508	1,477
Total equity	$56,231	$51,383	$48,105

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 7

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2014	2013	2012
Cash flows from (used in) operating activities
Net income before income taxes	$9,395	$7,775	$7,545
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	1,557	1,631	1,795
Depreciation (Note 15)	542	512	494
Amortization of other intangibles	598	521	477
Net securities losses (gains) (Note 7)	(173)	(304)	(373)
Equity in net income of an investment in associate (Note 12)	(320)	(272)	(234)
Deferred taxes (Note 27)	31	(370)	105
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	(204)	(425)	(236)
Securities sold short	(2,364)	8,391	9,818
Trading loans and securities	767	(7,409)	(21,178)
Loans net of securitization and sales	(33,717)	(33,820)	(27,836)
Deposits	72,059	64,449	47,487
Derivatives	(4,597)	(4,068)	2,208
Financial assets and liabilities designated at fair value through profit or loss	1,783	(364)	(1,952)
Securitization liabilities	(11,394)	(3,962)	(2,265)
Other	(7,996)	(4,600)	(2,790)
Net cash from (used in) operating activities	25,967	27,685	13,065
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	11,173	(4,402)	12,825
Repayment of subordinated notes and debentures (Note 19)	(150)	(3,400)	(201)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	(45)	(407)	(35)
Common shares issued (Note 21)	168	247	206
Preferred shares issued (Note 21)	989	–	–
Repurchase of common shares (Note 21)	(220)	(780)	–
Redemption of preferred shares (Note 21)	(2,195)	–	–
Sale of treasury shares (Note 21)	4,491	3,655	3,211
Purchase of treasury shares (Note 21)	(4,351)	(3,638)	(3,252)
Dividends paid	(3,188)	(2,647)	(1,870)
Distributions to non-controlling interests in subsidiaries	(107)	(105)	(104)
Net cash from (used in) financing activities	6,565	(11,477)	10,780
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(15,190)	(7,075)	(676)
Activities in available-for-sale securities (Note 7)
Purchases	(38,887)	(58,102)	(65,338)
Proceeds from maturities	30,032	39,468	40,223
Proceeds from sales	6,403	18,189	20,707
Activities in held-to-maturity securities (Note 7)
Purchases	(9,258)	(11,352)	–
Proceeds from maturities	6,542	2,873	–
Activities in debt securities classified as loans
Purchases	(37)	(489)	(286)
Proceeds from maturities	1,263	1,399	1,568
Proceeds from sales	10	1,030	162
Net purchases of land, buildings, equipment, and other depreciable assets	(837)	(745)	(813)
Changes in securities purchased (sold) under reverse repurchase agreements	(10,748)	4,915	(12,217)
Net cash acquired from (paid for) divestitures, acquisitions, and the sale of
TD Ameritrade shares (Notes 12, 13)	(2,768)	(6,211)	(6,839)
Net cash from (used in) investing activities	(33,475)	(16,100)	(23,509)
Effect of exchange rate changes on cash and due from banks	143	37	4
Net increase (decrease) in cash and due from banks	(800)	145	340
Cash and due from banks at beginning of year	3,581	3,436	3,096
Cash and due from banks at end of year	$2,781	$3,581	$3,436
Supplementary disclosure of cash flow information
Amount of income taxes paid (refunded) during the year	$1,241	$869	$1,296
Amount of interest paid during the year	6,478	6,931	7,368
Amount of interest received during the year	22,685	21,532	21,218
Amount of dividends received during the year	1,179	1,018	925

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 8

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

Note	Topic	Page
1	Nature of Operations	10
2	Summary of Significant Accounting Policies	10
3	Significant Accounting Judgments, Estimates and Assumptions	19
4	Current and Future Changes in Accounting Policies	21
5	Fair Value Measurements	24
6	Offsetting Financial Assets and Financial Liabilities	37
7	Securities	38
8	Loans, Impaired Loans, and Allowance for Credit Losses	43
9	Transfers of Financial Assets	47
10	Structured Entities	49
11	Derivatives	51
12	Investment in Associates and Joint Ventures	59
13	Significant Acquisitions and Disposals	60
14	Goodwill and Other Intangibles	61
15	Land, Buildings, Equipment, and Other Depreciable Assets	63
16	Other Assets	63
17	Deposits	64
18	Other Liabilities	65
19	Subordinated Notes and Debentures	65
20	Capital Trust Securities	66
21	Share Capital	67
22	Non-Controlling Interests in Subsidiaries	69
23	Trading-Related Income	69
24	Insurance	70
25	Share-Based Compensation	73
26	Employee Benefits	74
27	Income Taxes	80
28	Earnings Per Share	81
29	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	82
30	Related Party Transactions	85
31	Segmented Information	86
32	Interest Rate Risk	88
33	Credit Risk	90
34	Regulatory Capital	94
35	Risk Management	95
36	Information on Subsidiaries	96
37	Subsequent Event	97

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 9

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank’s Board of Directors (the "Board"), in accordance with the recommendation of the Audit Committee, on December 3, 2014.

Certain disclosures are included in the shaded sections of the “Managing Risk” section of the accompanying 2014 Management's Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. Certain comparative amounts have been restated to conform with the presentation adopted in the current year. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls. The Bank controls an entity when (1) it has the power to direct the activities of the entity which have the most significant impact on the entity’s risks and/or returns; (2) it is exposed to significant risks and/or returns arising from the entity; and (3) it is able to use its power to affect the risks and/or returns to which it is exposed.

The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as "variable returns") absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.

Structured Entities

Structured entities, including special purpose entities (SPEs), are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:

•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity’s risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.

Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally or entering into a transaction that was not originally contemplated; or
•	Changes in the financing structure of an entity.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 10

Investments in Associates and Joint Ventures

Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Associates and joint ventures are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of a consolidated entity, the minority shareholders’ interest is presented on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank’s shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Interest from interest-bearing assets and liabilities is recognized as interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services, and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Card services income, including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a twelve-month period. Service charges, trust, and other fee income is recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the following accounting policies.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired, or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method (EIRM). Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities, or both, is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the EIRM and is included in interest income or interest expense.

Available-for-Sale Securities

Financial assets not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity securities and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of financial assets classified as available-for-sale are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the EIRM. Both dividends and interest are included in Interest income on the Consolidated Statement of Income.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 11

Impairment losses are recognized if there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost is considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality is considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors are also considered when assessing impairment for available-for-sale securities. When impairment is identified, the cumulative net loss previously recognized in Other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, is removed from Other comprehensive income and recognized in Net securities gains (losses) in Non-interest income on the Consolidated Statement of Income.

If the fair value of a previously impaired equity security subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income is recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. Interest income is recognized using the EIRM and is included in Interest income on the Consolidated Statement of Income.

Loans and Allowance for Loan Losses

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses, write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the EIRM. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the modified loan’s estimated realizable value, discounted at the original loan’s effective interest rate, has decreased as a result of the modification, additional impairment is recorded. Once modified, if a loan was classified as impaired prior to the modification, the loan is generally assessed for impairment consistent with the Bank’s existing policies for impairment.

The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original EIR.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 12

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for incurred but not identified credit losses is calculated using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to the current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans.

Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income using the EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are subject to impairment assessments under the Bank’s credit loss framework similar to the Bank’s originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s EIR as compared to the carrying value of the loan. Impairment is recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest is recognized.

Federal Deposit Insurance Corporation Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined on a gross basis, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in Loans on the Consolidated Balance Sheet. The indemnification assets are recorded in Other assets on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 13

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are initially recognized at fair value and subsequently accounted for at amortized cost. Interest expense, including capitalized transaction costs, is recognized on an accrual basis using the EIRM.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Guarantees, including financial and performance standby letters of credit, are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

SHARE CAPITAL

The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.

Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense in the Consolidated Statement of Income.

Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are classified as equity and presented in share capital. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividend payments on these instruments are recognized as a reduction in equity.

Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.

Common or preferred shares held by the Bank are classified as treasury shares in equity, and the cost of these shares is recorded as a reduction in equity. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recorded in or against contributed surplus.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes to manage the risks associated with its funding and investment strategies. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged in accordance with the contract. Notional amounts do not represent the potential gain or loss associated with the market risk nor indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (losses).

Derivatives Held for Non-trading Purposes

Non-trading derivatives are primarily used to manage the market, interest rate, and foreign exchange risks of the Bank's traditional banking activities. When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 14

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts accumulated in other comprehensive income are reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income in the period in which the hedged item affects income, and are reported in the same income statement line as the hedged item

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank’s Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

Offsetting OF Financial Instruments

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies the portfolio exception, as described in Note 5, and uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask spread to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

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The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique which includes observable market inputs, the difference is referred to as inception profit or loss. Inception profit or loss is recognized in income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized in income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as "retained interests"). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements,

and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 16

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to Securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest expenses and

Non-interest income, respectively, on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

The Bank’s intangible assets consist primarily of core deposit intangibles, credit card related intangibles and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years
Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

Non-Current assets held for sale

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market for the sale of the non-current assets (and disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized on the Consolidated Statement of Income.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 17

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.

Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in non-interest income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when earned.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims related to insurable events occurring at or before the balance sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic and legal environment. These liabilities are continually reviewed and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience and to provide greater comfort that the actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the Canadian Institute of Actuaries relating to claims development, reinsurance recoveries and investment income variables. The impact of the margins is referred to as the provision for adverse deviation. Expected claims and policy benefit liabilities are discounted using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation, as required by Canadian accepted actuarial practices, and makes explicit provision for adverse deviation. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 18

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 19

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s cash generating unit (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 20

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over and absorbs significant variable returns from the entity it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

NOTE 4: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11); and
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12).

The Bank also adopted related amendments to IFRS 10 and any conforming changes to related standards.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively, allowing for certain practical exceptions and transition relief. In order to adopt the above standards the Bank reassessed its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, structured entities such as special purpose entities (SPEs) and its involvement with other third party entities.

Consolidated Financial Statements

The Bank consolidates an entity as a result of controlling the entity, based on the following criteria:

•	The Bank has the power to direct the activities of the entity which have the most significant impact on the entity’s risks and/or returns;
•	The Bank is exposed to significant risks and/or returns arising from the entity; and
•	The Bank is able to use its power to affect the risks and/or returns to which it is exposed.

When assessing whether the Bank controls an entity, the entity’s purpose and design are considered in order to determine the activities which most significantly impact the entity’s risks and/or returns.

On November 1, 2012, the transition date, the Bank’s adoption of IFRS 10 resulted in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV were removed from the Bank’s Consolidated Financial Statements. This resulted in a decrease to liabilities related to capital trust securities of $1.75 billion which was replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV. The impact to the Bank’s opening retained earnings was not significant. Other than the deconsolidation of Trust IV, IFRS 10 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 21

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice adopted by the Bank under IAS 31. On November 1, 2012, the transition date, the Bank’s adoption of IFRS 11 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated and unconsolidated entities in which the Bank has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control; any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. The adoption of IFRS 12 did not result in a material impact on the Consolidated Financial Statements of the Bank; however, the standard resulted in additional disclosures, which are included in Note 10 on a retrospective basis.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS require or permit fair value measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and is applied prospectively. This new standard did not have a material impact on the financial position, cash flows, or earnings of the Bank; however the standard resulted in additional fair value disclosures which are disclosed in Note 5 of the Consolidated Financial Statements on a prospective basis.

Employee Benefits

The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Under the amended standard, the Bank has elected to reclassify cumulative actuarial gains and losses to retained earnings. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and is recorded on the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan. Furthermore, a termination benefit obligation is recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively. On November 1, 2011, the transition date, the amendments resulted in an increase to deferred tax assets of $74 million, a decrease to other assets of $112 million, an increase in other liabilities of $98 million, and a decrease to retained earnings of $136 million.

Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in December 2011 provide common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. While the IFRS 7 amendments will result in additional disclosures, the amendments did not have a material impact on the Consolidated Financial Statements of the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank. The disclosures required by the IFRS 7 amendments have been presented on a retrospective basis by the Bank as at October 31, 2014. Refer to Note 6 for the disclosures required by the IFRS 7 amendments.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 22

Summary of Impact upon Adoption of New and Amended Standards

The following table summarizes the impact upon adoption of the new and amended standards.

Impact Upon Adoption of New and Amended Standards
(millions of Canadian dollars)	As at
	October 31, 2013
	Previously	IAS 19	IFRS 10 & 11	Total	Amount after
	reported	adjustment	adjustment	adjustments	adjustments
ASSETS
Interest-bearing deposits with banks	$28,855	$–	$(272)	$(272)	$28,583
Trading loans, securities, and other	101,928	–	12	12	101,940
Available-for-sale securities	79,541	–	3	3	79,544
Goodwill	13,297	–	(4)	(4)	13,293
Deferred tax assets	1,588	212	–	212	1,800
Other assets	9,990	(450)	(12)	(462)	9,528
	235,199	(238)	(273)	(511)	234,688
LIABILITIES
Deposits – Personal	319,749	–	(281)	(281)	319,468
Deposits – Business and government	203,204	–	1,784	1,784	204,988
Amounts payable to brokers, dealers and clients	8,908	–	(26)	(26)	8,882
Other liabilities	14,553	346	(4)	342	14,895
Liability for capital trust securities	1,740	–	(1,740)	(1,740)	–
	548,154	346	(267)	79	548,233
EQUITY
Retained earnings	24,565	(578)	(5)	(583)	23,982
Accumulated other comprehensive income (loss)	3,166	(6)	(1)	(7)	3,159
	$27,731	$(584)	$(6)	$(590)	$27,141

	For the year ended October 31, 2013
Net income after tax and equity in associate	$6,662	$(22)	$–	$(22)	$6,640

	For the year ended October 31, 2012
Net income after tax and equity in associate	$6,471	$(11)	$–	$(11)	$6,460

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, (the IAS 32 amendments) which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank. The Bank expects that certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients will no longer qualify for offsetting under the new guidance.

The Bank estimates the impact of adopting the IAS 32 amendments will result in an increase in total assets and total liabilities of approximately $11 billion and $16 billion as at November 1, 2013, the transition date, and October 31, 2014, respectively. There will be no impact to opening equity, cash flows, or earnings of the Bank.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively.

IFRIC 21 is expected to change the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. Early adoption of IFRS 9 is permitted. IFRS 9 also permits early application of changes in the own credit risk provision, prior to adopting all other requirements within IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, including early application of the own credit risk provision.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 23

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

NOTE 5: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets are carried at amortized cost and the fair value is disclosed as follows:

Determination of fair value

The fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to be announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 24

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value of derivative financial instruments is determined as follows:

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap (OIS) curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

In the fourth quarter of 2014, the Bank implemented funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over LIBOR, expected term of the trade, and expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade.

The FVA applies to both assets and liabilities, but the adjustment in the fourth quarter largely relates to uncollateralized derivative assets given the impact of the Bank's own credit risk, which is a significant component of the funding costs, is already incorporated in the valuation of uncollateralized derivative liabilities through the application of debit valuation adjustments (DVAs).

FVA was implemented on a prospective basis as a change in accounting estimate and resulted in a $69 million charge during the fourth quarter. There were no changes to the leveling in the fair value hierarchy as a result of the implementation of FVA. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 25

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) prices.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank’s best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities not measured at fair value include loans, deposits, certain securitization liabilities, certain securities purchased and obligations relating to securities sold under reverse repurchase and repurchase agreements and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, and acceptances.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 26

Carrying Value and Fair Value of Financial Instruments and Commodities

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank. The following table includes the fair value of commodities.

Financial Assets, Liabilities and Commodities
(millions of Canadian dollars)			As at
	October 31, 2014		October 31, 2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS AND COMMODITIES
Cash and due from banks	$2,781	$2,781	$3,581	$3,581
Interest-bearing deposits with banks	43,773	43,773	28,583	28,583
Trading loans, securities, and other
Government and government-related securities	30,899	30,899	32,861	32,861
Other debt securities	9,019	9,019	9,628	9,628
Equity securities	45,911	45,911	45,751	45,751
Trading loans	10,142	10,142	10,219	10,219
Commodities	5,154	5,154	3,414	3,414
Retained interests	48	48	67	67
Total trading loans, securities, and other	101,173	101,173	101,940	101,940
Derivatives	55,363	55,363	49,461	49,461
Financial assets designated at fair value through profit or loss	4,745	4,745	6,532	6,532
Available-for-sale securities
Government and government-related securities	31,707	31,707	37,897	37,897
Other debt securities	28,724	28,724	38,936	38,936
Equity securities[1]	1,931	1,931	1,806	1,806
Debt securities reclassified from trading	646	646	905	905
Total available-for-sale securities	63,008	63,008	79,544	79,544
Held-to-maturity securities[2]
Government and government-related securities	34,119	34,371	25,890	25,875
Other debt securities	22,858	22,955	4,071	4,075
Total held-to-maturity securities	56,977	57,326	29,961	29,950
Securities purchased under reverse repurchase agreements	75,031	75,031	64,283	64,283
Loans	478,909	483,044	444,922	445,935
Customers’ liability under acceptances	13,080	13,080	6,399	6,399
Amounts receivable from brokers, dealers and clients	9,319	9,319	9,183	9,183
Other assets	3,590	3,590	3,469	3,469

FINANCIAL LIABILITIES
Trading deposits	59,334	59,334	50,967	50,967
Derivatives	50,776	50,776	49,471	49,471
Securitization liabilities at fair value	11,198	11,198	21,960	21,960
Other financial liabilities designated at fair value through profit or loss	3,250	3,250	12	12
Deposits	600,716	601,705	541,605	543,080
Acceptances	13,080	13,080	6,399	6,399
Obligations related to securities sold short	39,465	39,465	41,829	41,829
Obligations related to securities sold under repurchase agreements	45,587	45,587	34,414	34,414
Securitization liabilities at amortized cost	24,960	25,271	25,592	25,864
Amounts payable to brokers, dealers and clients	10,384	10,384	8,882	8,882
Other liabilities	9,926	9,958	12,839	12,857
Subordinated notes and debentures	$7,785	$8,358	$7,982	$8,678
1	As at October 31, 2014, the carrying values of certain available-for-sale equity securities of $5 million (October 31, 2013 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 7, Securities for carrying value and fair value of the reclassified debt securities.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 27

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 28

The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value on a recurring basis as at October 31.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			October 31, 2014				October 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$302	$12,229	$–	$12,531	$304	$12,908	$–	$13,212
Provinces	–	5,454	–	5,454	1	4,518	–	4,519
U.S. federal, state, municipal governments,
and agencies debt	–	8,698	–	8,698	105	11,250	–	11,355
Other OECD government guaranteed debt	–	3,427	–	3,427	–	2,685	–	2,685
Mortgage-backed securities	–	789	–	789	–	1,090	–	1,090
Other debt securities
Canadian issuers	–	2,805	20	2,825	–	2,943	5	2,948
Other issuers	–	6,128	66	6,194	–	6,596	84	6,680
Equity securities
Common shares	40,695	5,172	4	45,871	38,020	7,652	15	45,687
Preferred shares	40	–	–	40	64	–	–	64
Trading loans	–	10,142	–	10,142	–	10,219	–	10,219
Commodities	5,154	–	–	5,154	3,414	–	–	3,414
Retained interests	–	–	48	48	–	–	67	67
	46,191	54,844	138	101,173	41,908	59,861	171	101,940
Derivatives
Interest rate contracts	2	23,413	–	23,415	1	25,690	–	25,691
Foreign exchange contracts	56	24,852	16	24,924	168	14,106	13	14,287
Credit contracts	–	18	–	18	–	60	3	63
Equity contracts	–	5,577	1,033	6,610	–	8,131	958	9,089
Commodity contracts	53	341	2	396	60	263	8	331
	111	54,201	1,051	55,363	229	48,250	982	49,461
Financial assets designated at
fair value through profit or loss
Securities	202	4,538	–	4,740	372	6,151	–	6,523
Loans	–	–	5	5	–	–	9	9
	202	4,538	5	4,745	372	6,151	9	6,532
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	199	8,205	–	8,404	–	9,329	–	9,329
Provinces	–	4,494	51	4,545	–	2,588	–	2,588
U.S. federal, state, municipal governments,
and agencies debt	–	12,130	–	12,130	–	15,176	–	15,176
Other OECD government guaranteed debt	–	3,317	5	3,322	–	7,986	8	7,994
Mortgage-backed securities	–	3,306	–	3,306	–	2,810	–	2,810
Other debt securities
Asset-backed securities	–	18,903	–	18,903	–	29,320	–	29,320
Non-agency collateralized mortgage obligation portfolio	–	1,722	–	1,722	–	963	–	963
Corporate and other debt	–	8,080	19	8,099	–	8,634	19	8,653
Equity securities
Common shares[1,2]	210	242	1,303	1,755	197	222	1,215	1,634
Preferred shares	29	1	141	171	30	–	136	166
Debt securities reclassified from trading	–	337	309	646	–	677	228	905
	438	60,737	1,828	63,003	227	77,705	1,606	79,538
Securities purchased under reverse
repurchase agreements	$–	$8,154	$–	$8,154	$–	$5,331	$–	$5,331

FINANCIAL LIABILITIES
Trading deposits	$–	$57,703	$1,631	$59,334	$–	$49,571	$1,396	$50,967
Derivatives
Interest rate contracts	2	20,026	81	20,109	1	22,789	58	22,848
Foreign exchange contracts	43	22,975	14	23,032	149	15,535	12	15,696
Credit contracts	–	325	–	325	–	355	3	358
Equity contracts	–	5,275	1,537	6,812	–	8,892	1,350	10,242
Commodity contracts	52	440	6	498	56	266	5	327
	97	49,041	1,638	50,776	206	47,837	1,428	49,471
Securitization liabilities at fair value	–	11,198	–	11,198	–	21,960	–	21,960
Other financial liabilities designated
at fair value through profit or loss	–	3,242	8	3,250	–	–	12	12
Obligations related to securities sold short	14,305	25,126	34	39,465	17,698	24,124	7	41,829
Obligations related to securities sold
under repurchase agreements	$–	$8,242	$–	$8,242	$–	$5,825	$–	$5,825
1	As at October 31, 2014, the carrying values of certain available-for-sale equity securities of $5 million (October 31, 2013 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	As at October 31, 2014, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $972 million (October 31, 2013 – $930 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 29

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the year ended October 31, 2014, the Bank transferred $1 billion of trading securities and $1 billion obligations related to securities sold short from Level 1 to Level 2. These transfers represented previously on-the-run treasury securities that are now off-the-run. During the year ended October 31, 2013, the Bank transferred $4 billion off-the run treasury securities classified as trading and $4 billion classified as available for sale from Level 1 to Level 2. In addition, the Bank transferred $2 billion off-the-run treasury securities sold short from Level 1 to Level 2.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgement.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 30

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instrument
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities
Canadian issuers	5	–	–	10	–	(68)	73	–	20	–
Other issuers	84	3	–	145	–	(195)	37	(8)	66	(2)
Equity securities
Common shares	15	–	–	159	–	(170)	–	–	4	–
Preferred shares	–	–	–	54	–	(54)	2	(2)	–	–
Trading loans	–	–	–	–	–	–	–	–	–	–
Retained interests	67	5	–	–	–	(24)	–	–	48	(7)
	171	8	–	368	–	(511)	112	(10)	138	(9)
Financial assets designated
at fair value through
profit or loss
Loans	9	1	–	–	–	(5)	–	–	5	(4)
	9	1	–	–	–	(5)	–	–	5	(4)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	1	–	–	–	–	187	(137)	51	1
Other OECD government
guaranteed debt	8	–	–	3	–	(6)	–	–	5	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	19	1	–	–	–	–	40	(41)	19	1
Equity securities
Common shares	1,215	7	31	97	–	(48)	1	–	1,303	30
Preferred shares	136	(6)	4	6	–	1	–	–	141	4
Debt securities reclassified
from trading	228	30	20	–	–	(14)	46	(1)	309	20
	$1,606	$33	$55	$106	$–	$(67)	$274	$(179)	$1,828	$56

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,396	$65	$–	$–	$687	$(494)	$1	$(24)	$1,631	$50
Derivatives[4]
Interest rate contracts	58	21	–	–	–	1	–	1	81	23
Foreign exchange contracts	(1)	–	–	–	–	(2)	1	–	(2)	–
Credit contracts	–	1	–	–	–	(1)	–	–	–	–
Equity contracts	392	166	–	(119)	221	(161)	5	–	504	164
Commodity contracts	(3)	–	–	–	–	8	(1)	–	4	4
	446	188	–	(119)	221	(155)	5	1	587	191
Other financial liabilities
designated at fair value
through profit or loss	12	(49)	–	–	84	(39)	–	–	8	(52)
Obligations related to
securities sold short	$7	$–	$–	$(26)	$–	$52	$1	$–	$34	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (losses), and Other income (loss) on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at October 31, 2014, consists of derivative assets of $1.1 billion (November 1, 2013 – $982 million) and derivative liabilities of $1.6 billion (November 1, 2013 – $1.4 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 31

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$182	$–	$(182)	$–	$–	$–	$–
Other debt securities
Canadian issuers	17	2	–	79	–	(111)	22	(4)	5	–
Other issuers	57	2	–	339	–	(369)	67	(12)	84	(2)
Equity securities
Common shares	77	–	–	134	–	(196)	–	–	15	–
Preferred shares	–	–	–	88	–	(88)	–	–	–	–
Retained interests	85	6	–	–	10	(34)	–	–	67	(13)
	236	10	–	822	10	(980)	89	(16)	171	(15)
Financial assets designated
at fair value through
profit or loss
Loans	13	4	–	–	–	(8)	–	–	9	1
	13	4	–	–	–	(8)	–	–	9	1
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	2	–	–	8	–	(2)	–	–	8	–
Other debt securities
Corporate and other debt	57	1	(3)	–	–	(36)	–	–	19	(4)
Equity securities
Common shares	1,446	27	(7)	111	–	(421)	59	–	1,215	37
Preferred shares	163	(1)	(21)	–	–	(5)	–	–	136	7
Debt securities reclassified
from trading	165	11	7	–	–	(2)	54	(7)	228	20
	$1,833	$38	$(24)	$119	$–	$(466)	$113	$(7)	$1,606	$60

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$(24)	$–	$–	$375	$(384)	$336	$(7)	$1,396	$46
Derivatives[4]
Interest rate contracts	97	(32)	–	–	–	(7)	–	–	58	(33)
Foreign exchange contracts	(2)	(1)	–	–	–	3	(1)	–	(1)	1
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	143	–	(125)	180	(125)	(1)	–	392	141
Commodity contracts	(12)	7	–	–	–	2	–	–	(3)	(1)
	402	118	–	(125)	180	(127)	(2)	–	446	110
Other financial liabilities
designated at fair value
through profit or loss	17	14	–	–	178	(197)	–	–	12	1
Obligations related to
securities sold short	$21	$–	$–	$(47)	$–	$33	$–	$–	$7	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at October 31, 2013, consists of derivative assets of $982 million (November 1, 2012 – $749 million) and derivative liabilities of $1.4 billion (November 1, 2012 – $1.2 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 32

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each observable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. The price equivalent is expressed in points, and represents a percentage of the par amount. There may be wide ranges depending on the liquidity of the securities. Prices at the lower end of the range are generally a result of securities that are written down.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the credit worthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit worthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate and Liquidity Discount

Earnings multiple, discount rate and liquidity discount are significant inputs used when valuing certain equity securities. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations, or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 33

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following table presents the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
(millions of Canadian dollars,							As at
except as noted)				October 31, 2014

				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$56	$ n/a1	Market comparable	Bond price equivalent	100	101	points

Other debt securities	414	n/a	Market comparable	Bond price equivalent	–	132	points

Equity securities[2]	476	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	1	23%
			EBITDA multiple	Earnings multiple	5.3x	25x
			Market comparable	Price equivalent	98	98%

Retained interests	48	n/a	Discounted cash flow	Prepayment and liquidation rates	–	10%

Other financial assets designated
at fair value through profit or loss	5	n/a	Market comparable	Bond price equivalent	105	105	points

Derivatives
Interest rate contracts	–	81	Swaption model	Currency specific volatility	8	188%

Foreign exchange contracts	16	14	Option model	Currency specific volatility	6	18%

Credit contracts	–	–	Discounted cash flow	Credit spread	5	103	bps[3]

Equity contracts	1,033	1,537	Option model	Price correlation	14	85%
				Quanto correlation	(40)	17%
				Dividend yield	–	11%
				Equity volatility	11	80%

Commodity contracts	2	6	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	34	46%
Trading deposits	n/a	1,631	Option model	Price correlation	–	98%
				Quanto correlation	(45)	18%
				Dividend yield	–	11%
				Equity volatility	10	68%
			Swaption model	Currency specific volatility	8	188%
Other financial liabilities designated
at fair value through profit or loss	n/a	8	Option model	Funding ratio	3	72%

Obligations related to securities
sold short	n/a	34	Market comparable	New issue price	100	100%
1	Not applicable.
2	As at October 31, 2014, common shares exclude the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $972 million (October 31, 2013 – $930 million) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market hence these securities have not been subjected to the sensitivity analysis.
3	Basis points.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 34

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at October 31, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2014		October 31, 2013
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$–	$–	$1	$1
Preferred shares	–	–	–	–
Retained interests	3	–	5	2
	3	–	6	3
Derivatives
Interest rate contracts	–	–	–	–
Foreign exchange contracts	–	–	–	–
Equity contracts	21	22	30	35
	21	22	30	35
Available-for-sale securities
Government and government related securities
Other OECD government guaranteed debt	–	–	1	1
Other debt securities
Corporate and other debt	2	–	2	–
Equity securities
Common shares	54	20	45	18
Preferred shares	8	8	7	7
Debt securities reclassified from trading	4	4	4	4
	68	32	59	30
FINANCIAL LIABILITIES
Trading deposits	6	10	5	9
Derivatives
Interest rate contracts	20	16	23	17
Equity contracts	32	31	49	42
	52	47	72	59
Other financial liabilities designated at fair value through
profit or loss	1	1	2	2
Total	$151	$112	$174	$138

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2014	2013
Balance as at beginning of year	$41	$48
New transactions	44	32
Recognized in the Consolidated Statement of Income during the year	(52)	(39)
Balance as at end of year	$33	$41
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 35

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $5 million as at October 31, 2014 (October 31, 2013 – $9 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit does not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $8 million less than the carrying amount as at October 31, 2014 (October 31, 2013 – $123 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The amount the Bank would be contractually required to pay at maturity for the deposits designated at fair value through profit or loss was $48 million less than the carrying amount as at October 31, 2014 (October 31, 2013 – nil). As at October 31, 2014, the fair value of deposits designated at fair value through profit or loss includes $5 million of the Bank’s own credit risk (October 31, 2013 – nil). Due to the short-term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2014, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $55 million (2013 – $(129) million).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 36

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities not carried at fair value as at October 31, 2014, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	October 31, 2014

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and due from banks	$2,781	$–	$–	$2,781
Interest-bearing deposits with banks	–	43,773	–	43,773
Held-to-maturity securities
Government and government-related securities	–	34,371	–	34,371
Other debt securities	–	22,955	–	22,955
Total held-to-maturity securities	–	57,326	–	57,326
Securities purchased under reverse repurchase agreements	–	66,877	–	66,877
Loans	–	189,331	290,983	480,314
Debt securities classified as loans	–	984	1,746	2,730
Total Loans	–	190,315	292,729	483,044
Other
Customers' liability under acceptances	–	13,080	–	13,080
Amounts receivables from brokers, dealers, and clients	–	9,319	–	9,319
Other assets	–	3,121	469	3,590
Total Assets with fair value disclosures	$2,781	$383,811	$293,198	$679,790

LIABILITIES
Deposits	$–	$601,705	$–	$601,705
Acceptances	–	13,080	–	13,080
Obligations related to securities sold under repurchase agreements	–	37,345	–	37,345
Securitization liabilities at amortized cost	–	25,271	–	25,271
Amounts payable to brokers, dealers, and clients	–	10,384	–	10,384
Other liabilities	–	9,204	754	9,958
Subordinated notes and debentures	–	8,358	–	8,358
Total liabilities with fair value disclosures	$–	$705,347	$754	$706,101

NOTE 6: OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Offsetting Financial Assets and Financial Liabilities

The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank’s credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.

Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.

In the normal course of business, the Bank enters into numerous contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank's vendors is disclosed in the Other assets note in accounts receivable and other items and in the Other liabilities note in accounts payable, accrued expenses, and other items.

The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the gross amount of receivables are disclosed in Amounts receivable from brokers, dealers, and clients and payables are disclosed in Amounts payable to brokers, dealers, and clients.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 37

The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off in the balance sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to transactions with the same counterparties that have been offset in the balance sheet. Related amounts and collateral received that are not offset on the balance sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

(millions of Canadian dollars)					As at
					October 31, 2014
				Amounts subject to an enforceable
				master netting arrangement or similar
				agreement that are not set-off in
				the Consolidated Balance Sheet[1]
	Gross amounts	Gross amounts
	of recognized	of recognized	Net amount
	financial	financial	of financial	Amounts
	instruments	instruments	instruments	subject to an
	before	set-off in the	presented in the	enforceable
	balance sheet	Consolidated	Consolidated	master netting
	netting	Balance Sheet	Balance Sheet	agreement	Collateral	Net Amount
Financial Assets
Derivatives	$69,488	$14,125	$55,363	$39,783	$8,278	$7,302
Securities purchased under
reverse repurchase agreements	94,877	19,846	75,031	6,828	68,127	76
Total	164,365	33,971	130,394	46,611	76,405	7,378
Financial Liabilities
Derivatives	64,901	14,125	50,776	39,783	6,353	4,640
Obligations related to securities sold
under repurchase agreements	65,433	19,846	45,587	6,828	38,757	2
Total	$130,334	$33,971	$96,363	$46,611	$45,110	$4,642

					October 31, 2013
Financial Assets
Derivatives	$60,326	$10,865	$49,461	$37,919	$5,609	$5,933
Securities purchased under
reverse repurchase agreements	84,192	19,909	64,283	7,134	57,085	64
Total	144,518	30,774	113,744	45,053	62,694	5,997
Financial Liabilities
Derivatives	60,336	10,865	49,471	37,919	6,250	5,302
Obligations related to securities sold
under repurchase agreements	54,323	19,909	34,414	7,134	27,279	1
Total	$114,659	$30,774	$83,885	$45,053	$33,529	$5,303
1	Excess collateral as a result of overcollateralization has not been reflected in the table.

NOTE 7: SECURITIES

Reclassification of Certain Debt Securities – Trading to Available-for-Sale

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in Trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $646 million as at October 31, 2014 (October 31, 2013 – $905 million). For the year ended October 31, 2014, net interest income of $41 million after tax (October 31, 2013 – $62 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the year ended October 31, 2014, of $18 million after tax (October 31, 2013 – decrease of $25 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the year ended October 31, 2014, of $18 million after tax (October 31, 2013 – decrease of $25 million after tax). During the year ended October 31, 2014, reclassified debt securities with a fair value of $331 million (October 31, 2013 – $420 million) were sold or matured, and $17 million after tax (October 31, 2013 – $28 million after tax) was recorded in net securities gains during the year ended October 31, 2014.

Reclassification of Certain Debt Securities – Available-for-Sale to Held-to-Maturity

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. The reclassifications are non-cash transactions that are excluded from the Consolidated Statement of Cash Flows.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 38

The Bank has completed the following reclassifications:

(millions of Canadian dollars, except as noted)
		October 31, 2014		October 31, 2013		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	Effective Interest	Recoverable
Reclassification Date	reclassified	Value	Value	Value	Value	Rate	Cash Flows
March 1, 2013	$11,084	$6,845	$6,805	$9,405	$9,398	1.8%	$11,341
September 23, 2013	9,854	9,790	9,728	9,978	9,941	1.9	10,742
November 1, 2013[1]	21,597	21,949	21,863	–	–	1.1	24,519

1 The change in fair value of these securities recorded in other comprehensive income for the year ended October 31, 2014 was nil (October 31, 2013 – decrease of $163 million).

Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been an increase of $53 million during the year ended October 31, 2014 (October 31, 2013 – a decrease of $44 million). After the reclassification, the debt securities contributed the following amounts to net income:

(millions of Canadian dollars)	For the years ended
	October 31, 2014	October 31, 2013
Net interest income[1]	$541	$138
Net income before income taxes	541	138
Provision for (recovery of) income taxes	192	37
Net income	$349	$101

1	Includes amortization of the net unrealized gains of $86 million during the year ended October 31, 2014 (October 31, 2013 – $85 million) associated with these reclassified held-to-maturity securities, that is presented as Reclassifications to earnings of net losses (gains) in respect of available-for-sale securities on the Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Remaining Terms to Maturities of Securities

The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 39

Securities Maturity Schedule
(millions of Canadian dollars)								As at
						October 31		October 31
							2014	2013
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Trading securities
Government and government-related securities
Canadian government debt
Federal	$2,489	$3,219	$1,777	$2,969	$2,077	$–	$12,531	$13,212
Provinces	1,945	653	397	807	1,652	–	5,454	4,519
U.S. federal, state, municipal governments, and
agencies debt	1,093	2,617	1,323	2,507	1,158	–	8,698	11,355
Other OECD government-guaranteed debt	2,025	481	317	449	155	–	3,427	2,685
Mortgage-backed securities
Residential	482	176	55	–	–	–	713	1,022
Commercial	14	16	9	31	6	–	76	68
	8,048	7,162	3,878	6,763	5,048	–	30,899	32,861
Other debt securities
Canadian issuers	384	858	633	565	385	–	2,825	2,948
Other issuers	2,986	1,727	798	568	115	–	6,194	6,680
	3,370	2,585	1,431	1,133	500	–	9,019	9,628
Equity securities
Common shares	–	–	–	–	–	45,871	45,871	45,687
Preferred shares	–	–	–	–	–	40	40	64
	–	–	–	–	–	45,911	45,911	45,751
Retained interests	4	4	3	24	13	–	48	67
Total trading securities	$11,422	$9,751	$5,312	$7,920	$5,561	$45,911	$85,877	$88,307

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$2,220	$718	$4,694	$752	$20	$–	$8,404	$9,329
Provinces	655	741	1,876	1,264	9	–	4,545	2,588
U.S. federal, state, municipal governments, and
agencies debt	1,642	1,047	441	2,567	6,433	–	12,130	15,176
Other OECD government-guaranteed debt	1,171	578	1,165	408	–	–	3,322	7,994
Mortgage-backed securities	–	787	2,519	–	–	–	3,306	2,810
	5,688	3,871	10,695	4,991	6,462	–	31,707	37,897
Other debt securities
Asset-backed securities	1,004	4,168	2,756	6,480	4,495	–	18,903	29,320
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	1,722	–	1,722	963
Corporate and other debt	1,542	3,154	2,830	428	145	–	8,099	8,653
	2,546	7,322	5,586	6,908	6,362	–	28,724	38,936
Equity securities
Common shares	–	–	–	–	–	1,760	1,760	1,640
Preferred shares	–	–	–	–	–	171	171	166
	–	–	–	–	–	1,931	1,931	1,806
Debt securities reclassified from trading	112	236	31	203	64	–	646	905
Total available-for-sale securities	$8,346	$11,429	$16,312	$12,102	$12,888	$1,931	$63,008	$79,544

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$259
U.S. federal, state, municipal governments, and
agencies debt	–	281	4,822	9,465	4,224	–	18,792	12,551
Other OECD government guaranteed debt	2,677	8,226	4,424	–	–	–	15,327	13,080
	2,677	8,507	9,246	9,465	4,224	–	34,119	25,890
Other debt securities
Asset-backed securities	–	345	4,670	6,917	6,001	–	17,933	1,239
Non-agency collateralized mortgage obligation
portfolio	–	–	–	–	610	–	610	–
Other issuers	833	1,191	2,291	–	–	–	4,315	2,832
	833	1,536	6,961	6,917	6,611	–	22,858	4,071
Total held-to-maturity securities	3,510	10,043	16,207	16,382	10,835	–	56,977	29,961
Total securities	$23,278	$31,223	$37,831	$36,404	$29,284	$47,842	$205,862	$197,812
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 40

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at October 31, 2014, and October 31, 2013.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			October 31, 2014				October 31, 2013
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$8,355	$50	$(1)	$8,404	$9,301	$32	$(4)	$9,329
Provinces	4,518	29	(2)	4,545	2,569	21	(2)	2,588
U.S. federal, state, municipal governments, and
agencies debt	11,950	208	(28)	12,130	14,971	269	(64)	15,176
Other OECD government guaranteed debt	3,313	11	(2)	3,322	7,978	23	(7)	7,994
Mortgage-backed securities	3,256	50	–	3,306	2,791	22	(3)	2,810
	31,392	348	(33)	31,707	37,610	367	(80)	37,897
Other debt securities
Asset-backed securities	18,831	84	(12)	18,903	29,252	136	(68)	29,320
Non-agency collateralized mortgage obligation
portfolio	1,713	9	–	1,722	948	15	–	963
Corporate and other debt	8,008	117	(26)	8,099	8,471	206	(24)	8,653
	28,552	210	(38)	28,724	38,671	357	(92)	38,936
Equity securities
Common shares	1,642	131	(13)	1,760	1,560	108	(28)	1,640
Preferred shares	153	18	–	171	152	15	(1)	166
	1,795	149	(13)	1,931	1,712	123	(29)	1,806
Debt securities reclassified from trading	596	55	(5)	646	835	86	(16)	905
Total available-for-sale securities	$62,335	$762	$(89)	$63,008	$78,828	$933	$(217)	$79,544

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$–	$–	$–	$–	$259	$–	$–	$259
U.S. federal, state, municipal governments, and
agencies debt	18,792	143	(56)	18,879	12,551	44	(82)	12,513
Other OECD government guaranteed debt	15,327	167	(2)	15,492	13,080	29	(6)	13,103
	34,119	310	(58)	34,371	25,890	73	(88)	25,875
Other debt securities
Asset-backed securities	17,933	85	(4)	18,014	1,239	8	–	1,247
Non-agency collateralized mortgage obligation
portfolio	610	–	(4)	606	–	–	–	–
Other issuers	4,315	38	(18)	4,335	2,832	9	(13)	2,828
	22,858	123	(26)	22,955	4,071	17	(13)	4,075
Total held-to-maturity securities	56,977	433	(84)	57,326	29,961	90	(101)	29,950
Total securities	$119,312	$1,195	$(173)	$120,334	$108,789	$1,023	$(318)	$109,494
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 41

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive twelve months preceding October 31, 2014, and October 31, 2013, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”.

Unrealized Loss Positions for Available-for-Sale Securities[1]
(millions of Canadian dollars)						As at
					October 31, 2014
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$954	$1	$–	$–	$954	$1
Provinces	1,166	2	–	–	1,166	2
U.S. federal, state and municipal governments, and
agencies debt	1,932	11	1,033	17	2,965	28
Other OECD government-guaranteed debt	–	–	135	2	135	2
Mortgage-backed securities
Residential	–	–	–	–	–	–
	4,052	14	1,168	19	5,220	33
Other debt securities
Asset-backed securities	3,616	6	698	6	4,314	12
Corporate and other debt	2,316	14	153	12	2,469	26
	5,932	20	851	18	6,783	38
Equity securities
Common shares	32	13	–	–	32	13
Preferred shares	–	–	–	–	–	–
	32	13	–	–	32	13
Debt securities reclassified from trading	–	–	59	5	59	5
Total	$10,016	$47	$2,078	$42	$12,094	$89

					October 31, 2013
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$3,430	$4	$–	$–	$3,430	$4
Provinces	377	1	70	1	447	2
U.S. federal, state and municipal governments, and
agencies debt	2,978	50	706	14	3,684	64
Other OECD government-guaranteed debt	1,622	6	312	1	1,934	7
Mortgage-backed securities
Residential	875	3	–	–	875	3
	9,282	64	1,088	16	10,370	80
Other debt securities
Asset-backed securities	8,465	44	648	24	9,113	68
Corporate and other debt	1,622	11	346	13	1,968	24
	10,087	55	994	37	11,081	92
Equity securities
Common shares	59	14	22	14	81	28
Preferred shares	115	1	–	–	115	1
	174	15	22	14	196	29
Debt securities reclassified from trading	–	–	85	16	85	16
Total	$19,543	$134	$2,189	$83	$21,732	$217
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Net realized gains (losses)
Available-for-sale securities	$183	$312	$423
Impairment losses
Available-for-sale securities[1]	(10)	(8)	(50)
Total	$173	$304	$373
1	None of the impairment losses for the years ended October 31, 2014, or 2013 related to debt securities in the reclassified portfolio as described in the “Reclassification of Certain Debt Securities – Trading to Available-for-Sale” section of the Note.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 42

NOTE 8: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								October 31, 2014
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
Residential mortgages[2,3,4]	$195,466	$2,242	$752	$198,460	$–	$22	$48	$70	$198,390
Consumer instalment and other personal[5]	116,971	5,406	853	123,230	–	110	577	687	122,543
Credit card	23,576	1,694	294	25,564	–	199	801	1,000	24,564
Business and government[2,3,4]	128,242	1,201	832	130,275	134	22	746	902	129,373
	$464,255	$10,543	$2,731	$477,529	$134	$353	$2,172	$2,659	$474,870
Debt securities classified as loans				2,695	213	–	59	272	2,423
Acquired credit-impaired loans				1,713	8	89	–	97	1,616
Total				$481,937	$355	$442	$2,231	$3,028	$478,909

								October 31, 2013
Residential mortgages[2,3,4]	$182,169	$2,459	$706	$185,334	$–	$22	$65	$87	$185,247
Consumer instalment and other personal[5]	112,528	5,648	737	118,913	–	118	541	659	118,254
Credit card	20,620	1,299	269	22,188	–	128	714	842	21,346
Business and government[2,3,4]	112,779	1,354	980	115,113	151	30	698	879	114,234
	$428,096	$10,760	$2,692	$441,548	$151	$298	$2,018	$2,467	$439,081
Debt securities classified as loans				3,744	173	–	98	271	3,473
Acquired credit-impaired loans				2,485	24	93	–	117	2,368
Total				$447,777	$348	$391	$2,116	$2,855	$444,922
1	Excludes allowance for off-balance sheet positions.
2	Excludes trading loans with a fair value of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion) and amortized cost of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and loans designated at fair value through profit or loss of $5 million as at October 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes insured mortgages of $131 billion as at October 31, 2014 (October 31, 2013 – $130 billion).
4	As at October 31, 2014, impaired loans with a balance of $435 million did not have a related allowance for loan losses (October 31, 2013 – $497 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
5	Includes Canadian government-insured real estate personal loans of $24 billion as at October 31, 2014 (October 31, 2013 – $27 billion).

RENEGOTIATED LOANS

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance, and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the modified loan’s estimated realizable value, discounted at the original loan’s effective interest rate, has decreased as a result of the modification, additional impairment is recorded. Once modified, if a loan was classified as impaired prior to the modification, the loan is generally assessed for impairment consistent with the Bank’s existing policies for impairment.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $180 million as at October 31, 2014 (October 31, 2013 – $233 million) and were recorded in Other assets on the Consolidated Balance Sheet.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 43

The following table presents information related to the Bank’s impaired loans.

Impaired Loans[1]
(millions of Canadian dollars)				As at
			October 31, 2014
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
	balance[2]	value	losses	loans
Residential mortgages	$807	$752	$22	$740
Consumer instalment and other personal	977	853	110	796
Credit card	294	294	199	292
Business and government	978	832	156	910
Total	$3,056	$2,731	$487	$2,738

			October 31, 2013
Residential mortgages	$759	$706	$22	$697
Consumer instalment and other personal	834	737	118	709
Credit card	269	269	128	228
Business and government	1,179	980	181	968
Total	$3,041	$2,692	$449	$2,602
1	Excludes ACI loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 44

The changes in the Bank’s allowance for credit losses for the years ended October 31 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2013	losses	Write-offs	Recoveries	Disposals	adjustments	2014
Counterparty-specific allowance
Business and government	$151	$68	$(144)	$72	$–	$(13)	$134
Debt securities classified as loans	173	31	(5)	–	–	14	213
Total counterparty-specific allowance excluding acquired
credit-impaired loans	324	99	(149)	72	–	1	347
Acquired credit-impaired loans[1,2]	24	(7)	(3)	4	–	(10)	8
Total counterparty-specific allowance	348	92	(152)	76	–	(9)	355
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	22	23	(38)	15	–	–	22
Consumer instalment and other personal	118	557	(808)	240	–	3	110
Credit card	128	771	(870)	169	–	1	199
Business and government	30	36	(82)	30	–	8	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	298	1,387	(1,798)	454	–	12	353
Acquired credit-impaired loans[1,2]	93	5	(17)	3	–	5	89
Total collectively assessed allowance for individually
insignificant impaired loans	391	1,392	(1,815)	457	–	17	442
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	65	(19)	–	–	–	2	48
Consumer instalment and other personal	565	14	–	–	–	23	602
Credit card	767	138	–	–	–	19	924
Business and government	833	(13)	–	–	–	52	872
Debt securities classified as loans	98	(47)	–	–	–	8	59
Total collectively assessed allowance for incurred
but not identified credit losses	2,328	73	–	–	–	104	2,505
Allowance for credit losses
Residential mortgages	87	4	(38)	15	–	2	70
Consumer instalment and other personal	683	571	(808)	240	–	26	712
Credit card	895	909	(870)	169	–	20	1,123
Business and government	1,014	91	(226)	102	–	47	1,028
Debt securities classified as loans	271	(16)	(5)	–	–	22	272
Total allowance for credit losses excluding acquired
credit-impaired loans	2,950	1,559	(1,947)	526	–	117	3,205
Acquired credit-impaired loans[1,2]	117	(2)	(20)	7	–	(5)	97
Total allowance for credit losses	3,067	1,557	(1,967)	533	–	112	3,302
Less: Allowance for off-balance sheet positions[3]	212	54	–	–	–	8	274
Allowance for loan losses	$2,855	$1,503	$(1,967)	$533	$–	$104	$3,028
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 45

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2012	losses	Write-offs	Recoveries	Disposals	adjustments	2013
Counterparty-specific allowance
Business and government	$170	$159	$(208)	$41	$–	$(11)	$151
Debt securities classified as loans	185	13	(11)	–	(22)	8	173
Total counterparty-specific allowance excluding acquired
credit-impaired loans	355	172	(219)	41	(22)	(3)	324
Acquired credit-impaired loans[1,2]	31	13	(14)	5	–	(11)	24
Total counterparty-specific allowance	386	185	(233)	46	(22)	(14)	348
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	27	27	(53)	20	–	1	22
Consumer instalment and other personal	118	638	(822)	182	–	2	118
Credit card	83	536	(599)	106	–	2	128
Business and government	22	59	(87)	36	–	–	30
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	250	1,260	(1,561)	344	–	5	298
Acquired credit-impaired loans[1,2]	67	36	(24)	4	–	10	93
Total collectively assessed allowance for individually
insignificant impaired loans	317	1,296	(1,585)	348	–	15	391
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	14	–	–	–	1	65
Consumer instalment and other personal	452	106	–	–	–	7	565
Credit card	671	91	–	–	–	5	767
Business and government	824	(16)	–	–	–	25	833
Debt securities classified as loans	155	(45)	–	–	(19)	7	98
Total collectively assessed allowance for incurred
but not identified credit losses	2,152	150	–	–	(19)	45	2,328
Allowance for credit losses
Residential mortgages	77	41	(53)	20	–	2	87
Consumer instalment and other personal	570	744	(822)	182	–	9	683
Credit card	754	627	(599)	106	–	7	895
Business and government	1,016	202	(295)	77	–	14	1,014
Debt securities classified as loans	340	(32)	(11)	–	(41)	15	271
Total allowance for credit losses excluding acquired
credit-impaired loans	2,757	1,582	(1,780)	385	(41)	47	2,950
Acquired credit-impaired loans[1,2]	98	49	(38)	9	–	(1)	117
Total allowance for credit losses	2,855	1,631	(1,818)	394	(41)	46	3,067
Less: Allowance for off-balance sheet positions[3]	211	(2)	–	–	–	3	212
Allowance for loan losses	$2,644	$1,633	$(1,818)	$394	$(41)	$43	$2,855
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date.

The following table summarizes loans that are contractually past due but not impaired as at October 31. U.S. Retail may grant a grace period of up to 15 days. As at October 31, 2014, there were $2 billion (October 31, 2013 – $2 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following tables.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	As at
	October 31, 2014
	1-30	31-60	61-89
	days	days	days	Total
Residential mortgages	$1,406	$724	$112	$2,242
Consumer instalment and other personal	4,577	666	163	5,406
Credit card	1,254	279	161	1,694
Business and government	1,041	107	53	1,201
Total	$8,278	$1,776	$489	$10,543

October 31, 2013
Residential mortgages	$1,560	$785	$114	$2,459
Consumer instalment and other personal	4,770	695	183	5,648
Credit card	956	216	127	1,299
Business and government	974	325	55	1,354
Total	$8,260	$2,021	$479	$10,760
1	Excludes all ACI loans and debt securities classified as loans.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 46

Collateral

As at October 31, 2014, the fair value of financial collateral held against loans that were past due but not impaired was $155 million (October 31, 2013 – $172 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

GROSS IMPAIRED DEBT SECURITIES CLASSIFIED AS LOANS

As at October 31, 2014, impaired loans exclude $1.2 billion (October 31, 2013 – $1.2 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the credit card portfolios of MBNA Canada (MBNA), Target Corporation (Target), and Aeroplan, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $327 million, $143 million, and $32 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $129 million, $85 million, and $10 million, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
FDIC-assisted acquisitions
Unpaid principal balance[1]	$699	$836
Credit related fair value adjustments[2]	(18)	(27)
Interest rate and other related premium/(discount)	(21)	(22)
Carrying value	660	787
Counterparty-specific allowance[3]	(2)	(5)
Allowance for individually insignificant impaired loans[3]	(49)	(55)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	609	727
South Financial
Unpaid principal balance[1]	1,090	1,700
Credit related fair value adjustments[2]	(19)	(33)
Interest rate and other related premium/(discount)	(25)	(48)
Carrying value	1,046	1,619
Counterparty-specific allowance[3]	(6)	(19)
Allowance for individually insignificant impaired loans[3]	(40)	(38)
Carrying value net of related allowance – South Financial	1,000	1,562
Other[5]
Unpaid principal balance[1]	36	105
Credit related fair value adjustments[2]	(29)	(26)
Carrying value	7	79
Allowance for individually insignificant impaired loans[3]	–	–
Carrying value net of related allowance – Other	7	79
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,616	$2,368
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, Target, and Aeroplan.

FDIC COVERED LOANS

As at October 31, 2014, the balance of FDIC covered loans was $660 million (October 31, 2013 – $787 million) and was recorded in Loans on the Consolidated Balance Sheet. As at October 31, 2014, the balance of indemnification assets was $60 million (October 31, 2013 – $81 million) and was recorded in Other assets on the Consolidated Balance Sheet.

NOTE 9: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bond (CMB) program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance. The NHA MBS and sales of NHA MBS into the CHT do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the underlying residential mortgages.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 47

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities. See Note 10, Structured Entities for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)				As at
	October 31, 2014		October 31, 2013
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$33,792	$33,561	$39,685	$39,386
Securitization of business and government loans	2	2	21	21
Other financial assets transferred related to securitization[1]	2,321	2,321	6,911	6,832
Total	$36,115	$35,884	$46,617	$46,239
Associated liabilities[2]	$(36,469)	$(36,158)	$(47,824)	$(47,552)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $25 billion as at October 31, 2014 (October 31, 2013 – $25 billion) and securitization liabilities carried at fair value of $11 billion as at October 31, 2014 (October 31, 2013 – $22 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$19,924	$16,658
Securities lending agreements	10,718	12,827
Total	30,642	29,485
Carrying amount of associated liabilities[2]	$19,939	$16,775
1	Includes $3.8 billion of assets related to precious metals repurchase agreements (October 31, 2013 – $2.2 billion).
2	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2014, the fair value of retained interests was $44 million (October 31, 2013 – $52 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2014, the trading income recognized on the retained interest was $3 million (October 31, 2013 – $2 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2014, the carrying value of these servicing rights was $16 million (October 31, 2013 – $17 million) and the fair value was $22 million (October 31, 2013 – $22 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the year ended October 31, 2014, was $7 million (October 31, 2013 – $41 million).

TRANSFER OF DEBT SECURITIES CLASSIFIED AS LOANS

During the year ended October 31, 2014, the Bank did not sell any of its non-agency collateralized mortgage obligation securities (October 31, 2013 – sales of $539 million resulting in a gain of $108 million recorded in Other income on the Consolidated Statement of Income).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 48

NOTE 10: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities:

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. Such securitizations serve a similar purpose for the Bank's clients, who transfer assets into the Bank's securitization entities in return for cash generated through the issuance of ABCP or term securities to third party investors. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if an entity is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. The ABCP inventory held is monitored as part of the ongoing consolidation assessment process. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit; and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through the issuance of short-term commercial paper to third party investors. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third party investors, as the entity's assets under management (AUM) increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the "Fund"), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the fund. The Bank has a put option with the TD Mortgage Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the TD Mortgage Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event. During fiscal 2014, the fair value of the mortgages repurchased as a result of a liquidity event was $84 million (2013 – $192 million). Generally, the term of these agreements do not exceed five years. While the Bank has power over the TD Mortgage Fund, it does not absorb a significant proportion of variable returns from the Fund, as the variability in the fund relates primarily to the credit risk of the underlying mortgages which are government guaranteed. As a result, the Bank does not consolidate the Fund.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 49

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the "CaTS Entities"); and (2) TD Covered Bond Guarantor Limited Partnership and TD Covered Bond (Legislative) Guarantor Limited Partnership (together the "Covered Bond Entities").

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate. Refer to Note 20, Capital Trust Securities for further details.

The Bank issues, or has issued, debt under its covered bond programs where the principal and interest payments of the notes are guaranteed by a covered bond entity, with such guarantee secured by a portfolio of assets held by the entity. Investors in the Bank's covered bonds may have recourse to the Bank should the assets of the covered bond entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entities as it has power over the key economic activities and retains all the variable returns in these entities.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans noted in Note 9, Transfers of Financial Assets and is not disclosed in the table accompanying this Note.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Consolidated Balance Sheet. The Bank does not typically consolidate third party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of the entity.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third party-sponsored structured entities are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

Arm's-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's-length services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES

Securitizations

The Bank securitizes credit card loans, consumer instalment and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank's interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank's investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.

Other Structured Consolidated Structured Entities

Depending on the specific facts and circumstances of the Bank's involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles or third party-sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 50

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

The following table presents information related to the Bank’s unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12, Investment in Associates and Joint Ventures.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities
(millions of Canadian dollars)							As at
			October 31, 2014				October 31, 2013
		Investment				Investment
		Funds and				Funds and
	Securitizations	Trusts	Other	Total	Securitizations	Trusts	Other	Total
FINANCIAL ASSETS
Trading loans, securities,
and other	$3,450	$5,913	$–	$9,363	$3,200	$8,456	$–	$11,656
Derivatives[1]	–	335	–	335	–	301	–	301
Financial assets designated at
fair value through profit or loss	35	34	41	110	59	18	41	118
Available-for-sale securities	41,426	584	120	42,130	52,658	593	119	53,370
Held-to-maturity securities	37,335	–	–	37,335	13,790	–	–	13,790
Loans	2,553	–	–	2,553	2,737	–	–	2,737
Other	6	–	2,101	2,107	6	–	1,697	1,703
Total assets	84,805	6,866	2,262	93,933	72,450	9,368	1,857	83,675

FINANCIAL LIABILITIES
Derivatives[1]	–	187	–	187	–	970	–	970
Obligations related to securities
sold short	1,432	163	–	1,595	2,052	51	–	2,103
Total liabilities	1,432	350	–	1,782	2,052	1,021	–	3,073

Off-balance sheet exposure[2]	9,925	356	986	11,267	9,796	458	741	10,995
Maximum exposure to loss from
involvement with unconsolidated
structured entities	93,298	6,872	3,248	103,418	80,194	8,805	2,598	91,597

Size of sponsored unconsolidated
structured entities[3]	$9,756	$58,561	$1,750	$70,067	$9,625	$39,505	$1,750	$50,880
1	Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity's cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.
2	For the purposes of this disclosure, off balance-sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.
3	The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total assets under management (AUM) of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period

Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity's priority of payment and would also be backed by collateral, limiting the Bank's exposure to loss from these entities. The Bank's non-interest income received from its involvement with these asset management entities was $1.4 billion (October 31, 2013 − $1.2 billion) at the end of the period. The total AUM in these entities was $161 billion (October 31, 2013 − $138 billion) at the end of the period. Any assets transferred by the Bank during the period are co-mingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.

NOTE 11: DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 51

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards, and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor indicative of the credit risk associated with derivative financial instruments.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 52

Fair Value of Derivatives
(millions of Canadian dollars)			October 31, 2014		October 31, 2013
	Average fair value		Fair value as at		Fair value as at
	for the year[1]		balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$1	$2	$1	$–	$2	$–
Forward rate agreements	52	47	92	82	26	28
Swaps	21,029	19,299	20,059	17,873	21,663	20,188
Options written	–	590	–	592	–	617
Options purchased	561	–	594	–	586	–
Total interest rate contracts	21,643	19,938	20,746	18,547	22,277	20,833
Foreign exchange contracts
Futures	–	–	–	–	–	–
Forward contracts	4,455	4,042	8,030	6,525	3,125	3,004
Swaps	–	–	–	–	–	–
Cross-currency interest rate swaps	10,248	12,204	11,936	14,487	8,631	10,699
Options written	–	262	–	351	–	200
Options purchased	255	–	346	–	190	–
Total foreign exchange contracts	14,958	16,508	20,312	21,363	11,946	13,903
Credit derivatives
Credit default swaps – protection purchased	1	57	1	37	3	92
Credit default swaps – protection sold	20	2	12	2	57	4
Total credit derivative contracts	21	59	13	39	60	96
Other contracts
Equity contracts	6,062	7,022	4,499	5,357	7,302	8,946
Commodity contracts	451	338	396	498	331	327
Total other contracts	6,513	7,360	4,895	5,855	7,633	9,273
Fair value – trading	43,135	43,865	45,966	45,804	41,916	44,105
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	–	–	–	–	–	–
Swaps	2,744	1,690	2,648	1,559	3,397	2,011
Options written	–	3	–	3	–	4
Options purchased	16	–	21	–	17	–
Total interest rate contracts	2,760	1,693	2,669	1,562	3,414	2,015
Foreign exchange contracts
Forward contracts	1,386	910	1,612	398	648	616
Swaps	–	–	–	–	–	–
Cross-currency interest rate swaps	2,577	1,097	3,000	1,271	1,693	1,177
Total foreign exchange contracts	3,963	2,007	4,612	1,669	2,341	1,793
Credit derivatives
Credit default swaps – protection purchased	2	274	5	286	3	262
Total credit derivative contracts	2	274	5	286	3	262
Other contracts
Equity contracts	1,945	1,365	2,111	1,455	1,787	1,296
Total other contracts	1,945	1,365	2,111	1,455	1,787	1,296
Fair value – non-trading	8,670	5,339	9,397	4,972	7,545	5,366
Total fair value	$51,805	$49,204	$55,363	$50,776	$49,461	$49,471
1	The average fair value of trading derivatives for the year ended October 31, 2013, was: positive $56 billion and negative $58 billion. Averages are calculated on a monthly basis.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 53

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)									As at
									October 31, 2014
	Derivative Assets								Derivative Liabilities
	Derivatives in					Derivatives in
	qualifying			Derivatives		qualifying			Derivatives
	hedging			not in		hedging			not in
	relationships			qualifying		relationships			qualifying
	Fair	Cash	Net	hedging		Fair	Cash	Net	hedging
	Value	Flow	Investment	relationships	Total	Value	Flow	Investment	relationships	Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Swaps	6	744	–	1,898	2,648	224	297	–	1,038	1,559
Options written	–	–	–	–	–	–	–	–	3	3
Options purchased	14	–	–	7	21	–	–	–	–	–
Total interest rate contracts	20	744	–	1,905	2,669	224	297	–	1,041	1,562
Foreign exchange contracts
Forward contracts	–	1,594	9	9	1,612	–	384	7	7	398
Swaps	–	–	–	–	–	–	–	–	–	–
Cross-currency interest rate swaps	–	2,223	–	777	3,000	–	629	110	532	1,271
Total foreign exchange contracts	–	3,817	9	786	4,612	–	1,013	117	539	1,669
Credit derivatives
Credit default swaps – protection purchased	–	–	–	5	5	–	–	–	286	286
Total credit derivatives	–	–	–	5	5	–	–	–	286	286
Other contracts
Equity contracts	–	650	–	1,461	2,111	–	–	–	1,455	1,455
Total other contracts	–	650	–	1,461	2,111	–	–	–	1,455	1,455
Fair value – non-trading	$20	$5,211	$9	$4,157	$9,397	$224	$1,310	$117	$3,321	$4,972

									October 31, 2013
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Swaps	228	636	–	2,533	3,397	130	274	–	1,607	2,011
Options written	–	–	–	–	–	–	–	–	4	4
Options purchased	–	–	–	17	17	–	–	–	–	–
Total interest rate contracts	228	636	–	2,550	3,414	130	274	–	1,611	2,015
Foreign exchange contracts
Forward contracts	–	622	–	26	648	–	566	30	20	616
Swaps	–	–	–	–	–	–	–	–	–	–
Cross-currency interest rate swaps	–	993	–	700	1,693	–	658	–	519	1,177
Total foreign exchange contracts	–	1,615	–	726	2,341	–	1,224	30	539	1,793
Credit derivatives
Credit default swaps – protection purchased	–	–	–	3	3	–	–	–	262	262
Total credit derivatives	–	–	–	3	3	–	–	–	262	262
Other contracts
Equity contracts	–	482	–	1,305	1,787	–	–	–	1,296	1,296
Total other contracts	–	482	–	1,305	1,787	–	–	–	1,296	1,296
Fair value – non-trading	$228	$2,733	$–	$4,584	$7,545	$130	$1,498	$30	$3,708	$5,366

The following tables disclose the impact of derivatives and non-derivative instruments designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income (OCI) for the years ended October 31.

Fair Value Hedges
(millions of Canadian dollars)	For the years ended October 31
				2014
				Amounts
	Amounts	Amounts		excluded from
	recognized	recognized		the assessment
	in income on	in income on	Hedge	of hedge
	derivatives[1]	hedged items[1]	ineffectiveness[1]	effectiveness[1]
Fair value hedges
Interest rate contracts	$(144)	$115	$(29)	$36
Other contracts[2]	2	(2)	–	–
Total income (loss)	$(142)	$113	$(29)	$36

				2013
Fair value hedges
Interest rate contracts	$277	$(248)	$29	$(8)
Other contracts[2]	13	(14)	(1)	–
Total income (loss)	$290	$(262)	$28	$(8)

				2012
Fair value hedges
Interest rate contracts[2]	$129	$(127)	$2	$(1)
Total income (loss)	$129	$(127)	$2	$(1)
1	Amounts are recorded in non-interest income.
2	Includes non-derivative instruments designated as hedging instruments in qualifying foreign exchange fair value hedge accounting relationships (for example, foreign denominated liabilities).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 54

During the years ended October 31, 2014, October 31, 2013, and October 31, 2012, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the years ended October 31
				2014
				Amounts excluded
	Amounts	Amounts		from the assessment
	recognized in	reclassified from	Hedge	of hedge
	OCI on derivatives[1]	OCI into income[1,2]	ineffectiveness[3]	effectiveness[3]
Cash flow hedges
Interest rate contracts	$805	$1,169	$1	$–
Foreign exchange contracts	1,665	1,949	–	–
Other contracts	305	302	–	–
Total income (loss)	$2,775	$3,420	$1	$–
Net investment hedges
Foreign exchange contracts[4]	$(1,878)	$17	$–	$1

				2013
Cash flow hedges
Interest rate contracts	$(197)	$1,167	$(3)	$–
Foreign exchange contracts	962	944	–	–
Other contracts	305	287	–	–
Total income (loss)	$1,070	$2,398	$(3)	$–
Net investment hedges
Foreign exchange contracts[4]	$(1,001)	$(5)	$–	$–

				2012
Cash flow hedges
Interest rate contracts	$1,263	$1,611	$–	$–
Foreign exchange contracts	(28)	(17)	–	–
Other contracts	108	102	–	–
Total income (loss)	$1,343	$1,696	$–	$–
Net investment hedges
Foreign exchange contracts[4]	$(76)	$–	$–	$4
1	OCI is presented on a pre-tax basis.
2	Amounts are recorded in net interest income or non-interest income, as applicable.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships (for example, foreign denominated liabilities).

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31.

Hedged Cash Flows
(millions of Canadian dollars)						As at
					October 31, 2014
	Within	Over 1 year	Over 3 years	Over 5 years	Over 10
	1 year	to 3 years	to 5 years	to 10 years	years	Total
Cash flow hedges
Cash inflows	$16,877	$23,155	$10,107	$721	$275	$51,135
Cash outflows	(4,530)	(9,745)	(8,847)	(2,673)	–	(25,795)
Net cash flows	$12,347	$13,410	$1,260	$(1,952)	$275	$25,340

					October 31, 2013
Cash flow hedges
Cash inflows	$18,235	$21,582	$8,480	$1,063	$294	$49,654
Cash outflows	(1,485)	(7,276)	(6,731)	(389)	–	(15,881)
Net cash flows	$16,750	$14,306	$1,749	$674	$294	$33,773

Income related to interest cash flows is recognized using the EIRM over the life of the underlying instrument. Foreign currency translation gains and losses related to future cash flows on hedged items are recognized as incurred.

During the years ended October 31, 2014, and October 31, 2013, there were no significant instances where forecasted hedged transactions failed to occur.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 55

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the years ended October 31. These gains (losses) are partially offset by gains (losses) recorded on the Consolidated Statement of Income and on the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Interest rate contracts	$(66)	$69	$(111)
Foreign exchange contracts	13	(47)	(14)
Credit derivatives	(100)	(187)	(67)
Equity	10	4	3
Total	$(143)	$(161)	$(189)
1	Amounts are recorded in non-interest income.

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)							As at
						October 31	October 31
						2014	2013
	Trading
	Over-the-Counter[1]
		Non
	Clearing	Clearing	Exchange-		Non-
	house[2]	house	Traded	Total	Trading	Total	Total
Notional
Interest rate contracts
Futures	$–	$–	$228	$228	$–	$228	$301
Forward rate agreements	216	67	–	283	–	283	173
Swaps	2,524	1,030	–	3,554	702	4,256	3,087
Options written	–	25	11	36	–	36	42
Options purchased	–	24	15	39	2	41	43
Total interest rate contracts	2,740	1,146	254	4,140	704	4,844	3,646
Foreign exchange contracts
Futures	–	–	36	36	–	36	38
Forward contracts	–	508	–	508	41	549	426
Swaps	–	–	–	–	1	1	–
Cross-currency interest rate swaps	–	444	–	444	51	495	446
Options written	–	19	–	19	–	19	13
Options purchased	–	19	–	19	–	19	12
Total foreign exchange contracts	–	990	36	1,026	93	1,119	935
Credit derivatives
Credit default swaps – protection purchased	–	2	–	2	5	7	9
Credit default swaps – protection sold	–	1	–	1	–	1	4
Total credit derivative contracts	–	3	–	3	5	8	13
Other contracts
Equity contracts	–	35	23	58	39	97	87
Commodity contracts	–	10	14	24	–	24	31
Total other contracts	–	45	37	82	39	121	118
Total	$2,740	$2,184	$327	$5,251	$841	$6,092	$4,712
1	Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.
2	Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions. The Bank also receives preferential capital treatment relative to those settled with non-central clearing house counterparties.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 56

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(billions of Canadian dollars)							As at
						October 31	October 31
						2014	2013
	Remaining term to maturity
	Within	Over 1 year	Over 3 years	Over 5 years	Over
Notional Principal	1 year	to 3 years	to 5 years	to 10 years	10 years	Total	Total
Interest rate contracts
Futures	$179	$47	$2	$–	$–	$228	$301
Forward rate agreements	251	32	–	–	–	283	173
Swaps	1,179	1,314	944	713	106	4,256	3,087
Options written	27	5	2	1	1	36	42
Options purchased	30	5	2	2	2	41	43
Total interest rate contracts	1,666	1,403	950	716	109	4,844	3,646
Foreign exchange contracts
Futures	20	15	1	–	–	36	38
Forward contracts	498	37	14	–	–	549	426
Swaps	1	–	–	–	–	1	–
Cross-currency interest rate swaps	121	144	108	103	19	495	446
Options written	19	–	–	–	–	19	13
Options purchased	19	–	–	–	–	19	12
Total foreign exchange contracts	678	196	123	103	19	1,119	935
Credit derivatives
Credit default swaps – protection purchased	1	3	2	1	–	7	9
Credit default swaps – protection sold	–	1	–	–	–	1	4
Total credit derivative contracts	1	4	2	1	–	8	13
Other contracts
Equity contracts	42	23	31	1	–	97	87
Commodity contracts	17	6	1	–	–	24	31
Total other contracts	59	29	32	1	–	121	118
Total	$2,404	$1,632	$1,107	$821	$128	$6,092	$4,712

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s risk management group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the following table. Also shown in this table, is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 57

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2014			October 31, 2013
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost	amount	amount	cost	amount	amount
Interest rate contracts
Forward rate agreements	$22	$74	$25	$26	$14	$3
Swaps	20,919	26,737	14,571	24,460	31,331	16,773
Options purchased	614	707	363	604	746	440
Total interest rate contracts	21,555	27,518	14,959	25,090	32,091	17,216
Foreign exchange contracts
Forward contracts	9,492	16,556	3,778	3,656	9,303	2,174
Cross-currency interest rate swaps	14,936	37,891	14,397	10,321	31,288	11,955
Options purchased	346	558	145	190	395	126
Total foreign exchange contracts	24,774	55,005	18,320	14,167	40,986	14,255
Other contracts
Credit derivatives	13	184	106	60	479	277
Equity contracts	6,156	9,949	1,275	8,721	12,269	1,168
Commodity contracts	343	1,207	368	271	927	280
Total other contracts	6,512	11,340	1,749	9,052	13,675	1,725
Total derivatives	52,841	93,863	35,028	48,309	86,752	33,196
Less: impact of master netting agreements	39,783	58,632	23,988	37,918	56,795	21,562
Total derivatives after netting	13,058	35,231	11,040	10,391	29,957	11,634
Less: impact of collateral	5,678	6,002	2,135	4,998	5,592	3,523
Net derivatives	7,380	29,229	8,905	5,393	24,365	8,111
Qualifying Central Counterparty (QCCP) Contracts	998	11,700	1,659	37	4,966	866
Total	$8,378	$40,929	$10,564	$5,430	$29,331	$8,977

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)
								As at
	Canada[1]		United States[1]		Other international[1]		Total
	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
By sector	2014	2013	2014	2013	2014	2013	2014	2013
Financial	$29,486	$22,329	$10,418	$12,476	$4,762	$5,482	$44,666	$40,287
Government	4,286	4,653	1,308	1,217	16	9	5,610	5,879
Other	1,112	986	1,298	1,063	155	94	2,565	2,143
Current replacement cost	$34,884	$27,968	$13,024	$14,756	$4,933	$5,585	$52,841	$48,309
Less: impact of master netting
agreements and collateral							45,461	42,916
Total current replacement cost							$7,380	$5,393

							October 31	October 31
					October 31	October 31	2014	2013
By location of risk[2]					2014	2013	% mix	% mix
Canada					$2,811	$2,694	38.1%	50.0%
United States					2,375	1,367	32.2	25.3
Other international
United Kingdom					632	473	8.5	8.8
Europe – other					832	603	11.3	11.2
Other					730	256	9.9	4.7
Total Other international					2,194	1,332	29.7	24.7
Total current replacement cost					$7,380	$5,393	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2014, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $78 million (October 31, 2013 – $51 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings; and (2) funding totalling $1 million (October 31, 2013 – $4 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2014, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $9 billion (October 31, 2013 – $8 billion). The Bank has posted $7 billion (October 31, 2013 – $6 billion) of collateral for this exposure in the normal course of business. As at October 31, 2014, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $293 million (October 31, 2013 – $254 million) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $327 million (October 31, 2013 – $315 million) of collateral to that posted in the normal course of business.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 58

NOTE 12: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. As at October 31, 2014, the Bank’s reported investment in TD Ameritrade was 40.97% (October 31, 2013 – 42.22%) of the outstanding shares of TD Ameritrade with a fair value of $8 billion (October 31, 2013 – $7 billion) based on the closing price of US$33.74 (October 31, 2013 – US$27.26) on the New York Stock Exchange.

On December 6, 2013, the Bank completed a private sale of 5.5 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$28.22, a 3% discount to the market price of US$29.09. On February 13, 2014, the Bank completed another private sale of 4 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$32.05, a 3.3% discount to the closing market price of US$33.14. For the year ended October 31, 2014, the Bank recognized gains on the sale of TD Ameritrade shares of $85 million after tax, respectively. During the year ended October 31, 2014, TD Ameritrade repurchased 8.5 million shares (for the year ended October 31, 2013 – nil), resulting in the Bank's ownership position in TD Ameritrade of 40.97% as at October 31, 2014. The Bank will continue to account for its investment using the equity method.

On December 5, 2013, the Stockholders Agreement was extended by five years to January 24, 2021, and amended such that beginning January 24, 2016, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount and method of sales with a view to maximizing proceeds from such sales. However, beginning January 24, 2016, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%: (1) the Bank has no absolute obligation to reduce its ownership percentage to 45% by the termination of the Stockholders Agreement; and (2) stock repurchases cannot result in the Bank’s ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its former Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the years ended October 31, 2014, and October 31, 2013, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following table.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	September 30	September 30
	2014	2013
Assets
Receivables from brokers, dealers, and clearing organizations	$1,249	$1,406
Receivables from clients, net	13,118	9,368
Other assets	12,493	11,994
Total assets	$26,860	$22,768
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,729	$2,057
Payable to clients	16,340	13,746
Other liabilities	2,440	2,089
Total liabilities	21,509	17,892
Stockholders’ equity[2]	5,351	4,876
Total liabilities and stockholders’ equity	$26,860	$22,768
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2014	2013	2012
Revenues
Net interest revenue	$629	$477	$452
Fee-based and other revenues	2,756	2,332	2,209
Total revenues	3,385	2,809	2,661
Operating expenses
Employee compensation and benefits	823	704	695
Other	1,168	1,031	1,025
Total operating expenses	1,991	1,735	1,720
Other expense (income)	17	(34)	28
Pre-tax income	1,377	1,108	913
Provision for income taxes	524	421	322
Net income[1]	$853	$687	$591
Earnings per share – basic (dollars)	$1.55	$1.25	$1.08
Earnings per share – diluted (dollars)	1.54	1.24	1.07
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 59

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

Except for TD Ameritrade as disclosed above, no associate or joint venture was individually material to the Bank as of October 31, 2014 or October 31, 2013. The carrying amount of the Bank's investment in individually immaterial associates and joint ventures during the period was $2 billion (October 31, 2013 – $2 billion).

Individually immaterial associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits and Historic Tax Credits.

NOTE 13: SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the fair value of credit card receivables acquired was $3.2 billion and the fair value of an intangible asset for the purchased credit card relationships was $146 million.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in 2014.

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014. An additional pre-tax gain of $13 million was recorded in the Corporate segment subsequently, upon the settlement of price adjustment mechanisms.

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York-based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are reported in the U.S. Retail segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500 million. Goodwill is not deductible for tax purposes.

For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Acquisition of Target Corporation’s U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA N.A., acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. TD Bank USA N.A. also entered into a seven-year program agreement under which it became the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance, and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date have been recorded in the U.S. Retail segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are reported in the Canadian Retail segment.

Goodwill is not deductible for tax purposes. Subsequent to acquisition date, goodwill decreased by $27 million to $93 million due to the refinement of various fair value marks during the measurement period.

For the year ended October 31, 2012, the acquisition contributed $811 million to revenue and $(15) million to net income.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 60

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Amount
Assets acquired
Loans[1,2]	$7,361
Other assets	275
Intangible assets	458
8,094
Less: Liabilities assumed	1,348
Fair value of identifiable net assets acquired	6,746
Goodwill	93
Total purchase consideration	$6,839
1	The acquisition included both acquired performing and ACI loans. The estimated fair value of acquired performing loans reflects incurred and future expected credit losses and the estimated fair value of ACI loans reflects incurred credit losses at the acquisition date.
2	Gross contractual receivables amount to $8 billion.

NOTE 14: GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of unallocated capital was $8 billion and primarily related to treasury assets managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Key Assumptions

The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank’s internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 8 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the recoverable amount of any of the groups of CGUs to be less than its carrying amount.

Goodwill by Segment
(millions of Canadian dollars)
	Canadian Retail	U.S. Retail	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2012	$1,753	$10,408	$150	$12,311
Transition adjustments on adoption of new and amended accounting standards	(2)	–	–	(2)
Additions[1]	425	75	–	500
Foreign currency translation adjustments and other	24	460	–	484
Carrying amount of goodwill as at October 31, 2013	2,200	10,943	150	13,293
Gross amount of goodwill	2,200	10,943	150	13,293
Accumulated impairment losses	–	–	–	–
Carrying amount of goodwill as at November 1, 2013	2,200	10,943	150	13,293
Additions	5	–	–	5
Disposals	(13)	–	–	(13)
Foreign currency translation adjustments and other	57	891	–	948
Carrying amount of goodwill as at October 31, 2014	2,249	11,834	150	14,233
Accumulated impairment losses	$–	$–	$–	$–
1	Relates to goodwill arising from the acquisition of Epoch which was re-allocated as a result of the realignment of the Bank’s reportable segments. Refer to Note 31 for further details.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 61

Pre-Tax Discount Rates
(millions of Canadian dollars, except as noted)
	October 31		October 31
	2014	2014	2013	2013
	Carrying		Carrying
	amount of	Discount	amount of	Discount
	goodwill	rate	goodwill	rate
Canadian Retail	$2,249	10.3 - 12.4%	$2,200	10.7 - 12.4%
U.S. Retail[1]	11,834	10.7 - 12.0	10,943	10.8 - 12.0
Wholesale	150	13.8	150	13.8
Total	$14,233		$13,293
1	Goodwill predominantly relates to U.S. personal and commercial banking.

OTHER INTANGIBLES

The following table presents details of other intangibles as at October 31.

Other Intangibles[1]
(millions of Canadian dollars)
		Credit card	Internally
	Core deposit	related	generated	Other	Other
	intangibles	intangibles	software	Software	intangibles	Total
Cost
At November 1, 2012	$1,954	$472	$1,008	$112	$376	$3,922
Additions	–	98	456	60	149	763
Disposals	–	–	(9)	–	(5)	(14)
Impairment	–	–	(12)	–	–	(12)
Fully amortized intangibles	–	–	(73)	(5)	–	(78)
Foreign currency translation adjustments
and other	85	13	(1)	(10)	8	95
At October 31, 2013	2,039	583	1,369	157	528	4,676
Additions	–	146	468	63	21	698
Disposals	–	–	(34)	–	–	(34)
Fully amortized intangibles	–	–	(154)	(4)	–	(158)
Foreign currency translation adjustments
and other	165	9	28	11	23	236
At October 31, 2014	$2,204	$738	$1,677	$227	$572	$5,418

Amortization and impairment
At November 1, 2012	$1,096	$47	$308	$44	$210	$1,705
Disposals	–	–	(4)	–	(4)	(8)
Impairment	–	–	5	–	–	5
Amortization charge for the year	175	55	191	43	42	506
Fully amortized intangibles	–	–	(73)	(5)	–	(78)
Foreign currency translation adjustments
and other	52	–	2	–	(1)	53
At October 31, 2013	1,323	102	429	82	247	2,183
Disposals	–	–	(1)	–	–	(1)
Impairment	–	–	–	–	–	–
Amortization charge for the year	165	76	227	50	45	563
Fully amortized intangibles	–	–	(154)	(4)	–	(158)
Foreign currency translation adjustments
and other	110	3	29	2	7	151
At October 31, 2014	$1,598	$181	$530	$130	$299	$2,738

Net Book Value:
At October 31, 2013	$716	$481	$940	$75	$281	$2,493
At October 31, 2014	606	557	1,147	97	273	2,680
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 62

NOTE 15: LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank’s land, buildings, equipment, and other depreciable assets as at October 31.

Land, Buildings, Equipment, and Other Depreciable Assets[1]
(millions of Canadian dollars)
				Furniture,
				fixtures and
				other
			Computer	depreciable	Leasehold
	Land	Buildings	equipment	assets	improvements	Total
Cost
As at November 1, 2012	$860	$2,432	$669	$1,412	$1,271	$6,644
Additions	5	148	320	125	112	710
Acquisitions through business combinations	–	–	–	2	5	7
Disposals	–	–	(45)	(66)	(19)	(130)
Impairment losses	–	–	–	–	(2)	(2)
Fully depreciated assets	–	(28)	(12)	(77)	(30)	(147)
Foreign currency translation adjustments and other	(7)	116	(146)	(28)	40	(25)
As at October 31, 2013	858	2,668	786	1,368	1,377	7,057
Additions	5	141	195	155	183	679
Acquisitions through business combinations	–	–	–	–	–	–
Disposals	(6)	(21)	(51)	(29)	(24)	(131)
Fully depreciated assets	–	(130)	(86)	(81)	(65)	(362)
Foreign currency translation adjustments and other	52	239	30	(130)	90	281
As at October 31, 2014	$909	$2,897	$874	$1,283	$1,561	$7,524

Accumulated depreciation and
impairment/losses
As at November 1, 2012	$–	$691	$285	$754	$512	$2,242
Depreciation charge for the year	–	102	165	146	99	512
Disposals	–	(1)	(44)	(45)	(13)	(103)
Impairment losses	–	6	–	2	5	13
Fully depreciated assets	–	(28)	(12)	(77)	(30)	(147)
Foreign currency translation adjustments and other	–	17	(52)	(66)	6	(95)
As at October 31, 2013	–	787	342	714	579	2,422
Depreciation charge for the year	–	125	182	126	109	542
Disposals	–	(4)	(38)	(22)	(30)	(94)
Impairment losses	–	–	–	1	–	1
Fully depreciated assets	–	(130)	(86)	(81)	(65)	(362)
Foreign currency translation adjustments and other	–	162	9	(106)	20	85
As at October 31, 2014	$–	$940	$409	$632	$613	$2,594

Net Book Value:
As at October 31, 2013	$858	$1,881	$444	$654	$798	$4,635
As at October 31, 2014	909	1,957	465	651	948	4,930
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 16: OTHER ASSETS

Other Assets
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Accounts receivable and other items[1]	$6,540	$5,649
Accrued interest	1,330	1,260
Current income tax receivable	1,030	583
Defined benefit asset	15	56
Insurance-related assets, excluding investments	1,419	1,409
Prepaid expenses	829	1,154
Total	$11,163	$10,111
1	Includes foreclosed assets as at October 31, 2014, of $180 million (October 31, 2013 – $233 million) and FDIC indemnification assets as at October 31, 2014, of $60 million (October 31, 2013 – $81 million).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 63

NOTE 17: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2014, was $188 billion (October 31, 2013 – $158 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				As at
				October 31	October 31
			2014		2013
	Demand	Notice	Term	Total	Total
Personal	$11,908	$279,072	$52,260	$343,240	$319,468
Banks[1]	3,242	7	12,522	15,771	17,149
Business and government[2]	52,182	89,973	99,550	241,705	204,988
Designated at fair value through profit or loss[3]	–	–	3,242	3,242	–
Trading[1]	–	–	59,334	59,334	50,967
Total	$67,332	$369,052	$226,908	$663,292	$592,572
Non-interest-bearing deposits included above
In domestic offices				$5,739	$4,738
In foreign offices				36,962	31,558
Interest-bearing deposits included above
In domestic offices				340,993	306,631
In foreign offices				278,121	247,887
U.S. federal funds deposited[1]				1,477	1,758
Total[2,4]				$663,292	$592,572
1	Includes deposits with the Federal Home Loan Bank.
2	As at October 31, 2014, includes $17 billion in Deposits on the Consolidated Balance Sheet relating to covered bondholders (October 31, 2013 – $10 billion) and $2 billion (October 31, 2013 – $2 billion) due to Trust IV. Refer to Note 37 for further details on a covered bond issuance by the Bank subsequent to October 31, 2014.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.
4	As at October 31, 2014, includes deposits of $370 billion (October 31, 2013 – $320 billion) denominated in U.S. dollars and $21 billion (October 31, 2013 – $16 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				October 31	October 31
				2014	2013
	Canada	United States	International	Total	Total
Personal	$177,681	$164,142	$1,417	$343,240	$319,468
Banks	6,284	2,408	7,079	15,771	17,149
Business and government	157,464	80,801	3,440	241,705	204,988
Designated at fair value through profit or loss[1]	3,242	–	–	3,242	–
Trading	2,061	51,866	5,407	59,334	50,967
Total	$346,732	$299,217	$17,343	$663,292	$592,572
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

Term Deposits
(millions of Canadian dollars)							As at
							October 31	October 31
							2014	2013
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$29,399	$9,431	$6,834	$2,893	$3,533	$170	$52,260	$58,005
Banks	12,502	3	1	2	3	11	12,522	13,181
Business and government	49,188	17,332	9,719	7,938	8,669	6,704	99,550	78,690
Designated at fair value through profit
or loss[1]	1,849	1,218	175	–	–	–	3,242	–
Trading	57,655	171	202	312	461	533	59,334	50,967
Total	$150,593	$28,155	$16,931	$11,145	$12,666	$7,418	$226,908	$200,843
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 64

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				October 31	October 31
				2014	2013
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$11,752	$6,616	$11,031	$29,399	$36,009
Banks	10,387	1,239	876	12,502	13,115
Business and government	27,924	3,905	17,359	49,188	46,162
Designated at fair value through profit or loss[1]	505	446	898	1,849	–
Trading	25,661	11,242	20,752	57,655	49,592
Total	$76,229	$23,448	$50,916	$150,593	$144,878
1	Included in Other financial liabilities designated at fair value through profit or loss on the Consolidated Balance Sheet.

NOTE 18: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
October 31		October 31
	2014	2013
Accounts payable, accrued expenses, and other items	$3,666	$2,887
Accrued interest	943	1,077
Accrued salaries and employee benefits	2,653	2,286
Cheques and other items in transit	237	1,077
Current income tax payable	34	137
Deferred tax liabilities	287	321
Defined benefit liability	2,393	1,715
Liabilities related to structured entities	5,053	5,743
Provisions	631	696
Total	$15,897	$15,939

NOTE 19: SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)				As at
		Earliest par
	Interest	redemption	October 31	October 31
Maturity date	rate (%)	date	2014	2013
August 2014	10.05	–	$–	$149
April 2020	5.48 [1]	April 2015	869	871
November 2020	3.37 [2]	November 2015	997	1,000
September 2022[3]	4.64 [4]	September 2017	268	270
July 2023	5.83 [5]	July 2018	650	650
May 2025	9.15	–	199	199
October 2104	4.97 [6]	October 2015	796	796
December 2105	4.78 [7]	December 2016	2,211	2,247
December 2106	5.76 [8]	December 2017	1,795	1,800
Total			$7,785	$7,982
1	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.00%.
2	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.25%.
3	Obligation of a subsidiary.
4	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.00%.
5	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.55%.
6	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.77%.
7	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.74%.
8	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.99%.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 65

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Within 1 year	$–	$149
Over 1 year to 3 years	–	–
Over 3 years to 4 years	–	–
Over 4 years to 5 years	–	–
Over 5 years	7,785	7,833
Total	$7,785	$7,982

NOTE 20: CAPITAL TRUST SECURITIES

The Bank issues innovative capital securities through two structured entities: TD Capital Trust III (Trust III) and TD Capital Trust IV (Trust IV).

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, Trust III, a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events. TD CaTS III are reported on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries because the Bank consolidates Trust III.

TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3

On January 26, 2009, Trust IV issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV − 1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV − 2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV − 3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. Each TD CaTS IV − 1 and TD CaTS IV − 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV − 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank’s Consolidated Balance Sheet but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

Capital Trust Securities
(millions of Canadian dollars, except as noted)						As at
				Redemption
				date
	Thousands	Distribution/Interest	Annual	At the option	October 31	October 31
	of units	payment dates	yield	of the issuer	2014	2013
Included in Non-controlling interests in subsidiaries
on the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]	$993	$993

TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[3]	June 30, 2014[4]	550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[5]	June 30, 2014[4]	450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[6]	Dec. 31, 2014[4]	750	750
	1,750				$1,750	$1,750
1	From and including September 17, 2008, to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers’ Acceptance rate plus 4.30%.
2	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole, without the consent of the holders.
3	From and including January 26, 2009, to but excluding June 30, 2019. Starting on June 30, 2019, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 10.125%.
4	On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV – 1, TD CaTS IV – 2 or TD CaTS IV – 3, respectively, in whole or in part, without the consent of the holders. Due to the phase-out of non-qualifying instruments under OSFI’s CAR Guideline, the Bank expects to exercise a regulatory event redemption right in 2022 in respect of the TD CaTS IV – 2 outstanding at that time.
5	From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 9.735%.
6	From and including September 15, 2009, to but excluding June 30, 2021. Starting on June 30, 2021, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 4.0%.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 66

NOTE 21: SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. Preferred shares issued after January 1, 2013, include a non-viability contingent capital (NVCC) provisions (NVCC Provisions), necessary for the preferred shares to qualify as regulatory capital under OSFI’s Capital Adequacy Requirements (CAR) guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable.

STOCK DIVIDEND

On January 31, 2014, the Bank paid a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. The following table summarizes the shares issued and outstanding and treasury shares held as at October 31, and reflects the impact of the stock dividend on the common shares as if it was retrospectively applied to all periods presented that occurred prior to the payment date of the stock dividend.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2014		October 31, 2013
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,838.9	$19,316	1,836.5	$18,691
Proceeds from shares issued on exercise of stock options	5.0	199	8.3	297
Shares issued as a result of dividend reinvestment plan	6.4	339	12.1	515
Purchase of shares for cancellation	(4.1)	(43)	(18.0)	(187)
Balance as at end of year – common shares	1,846.2	$19,811	1,838.9	$19,316
Preferred Shares – Class A
Series O1	–	$–	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	5.4	135	5.4	135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series AA2	–	–	10.0	250
Series AC3	–	–	8.8	220
Series AE4	–	–	12.0	300
Series AG5	–	–	15.0	375
Series AI6	–	–	11.0	275
Series AK7	–	–	14.0	350
Series 1	20.0	500	–	–
Series 3	20.0	500	–	–
Balance as at end of year – preferred shares	88.0	$2,200	135.8	$3,395
Treasury shares – common
Balance as at beginning of year	(3.9)	$(145)	(4.2)	$(166)
Purchase of shares	(80.7)	(4,197)	(83.4)	(3,552)
Sale of shares	83.0	4,288	83.7	3,573
Balance as at end of year – treasury shares – common	(1.6)	$(54)	(3.9)	$(145)
Treasury shares – preferred
Balance as at beginning of year	(0.1)	$(2)	–	$(1)
Purchase of shares	(6.1)	(154)	(3.4)	(86)
Sale of shares	6.2	155	3.3	85
Balance as at end of year – treasury shares – preferred	–	$(1)	(0.1)	$(2)
1	On October 31, 2014, the Bank redeemed all of its outstanding Class A First Preferred Shares, Series O, at a redemption price of $25 per share.
2	On January 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AA, at a redemption price of $25 per share.
3	On January 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AC, at a redemption price of $25 per share.
4	On April 30, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AE, at a redemption price of $25 per share.
5	On April 30, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AG, at a redemption price of $25 per share.
6	On July 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AI, at a redemption price of $25 per share.
7	On July 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AK, at a redemption price of $25 per share.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 67

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P (Series P shares) for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26 per share if redeemed on or after November 1, 2012, and decreasing by $0.25 each twelve-month period thereafter to $25 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q (Series Q shares) for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26 per share if redeemed on or after January 31, 2013, and decreasing by $0.25 each twelve-month period thereafter to $25 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R (Series R shares) for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26 per share if redeemed on or after April 30, 2013, and decreasing by $0.25 each twelve-month period thereafter to $25 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S (Series S shares) for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.371% for the period from and including July 31, 2013, to but excluding July 31, 2018. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2018, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25 per share on July 31, 2018, and on July 31 every five years thereafter. On July 31, 2013, the Bank converted 4.6 million of its 10 million Series S shares, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T.

Floating Rate Preferred Shares, Series T

On July 31, 2013, the Bank issued 4.6 million non-cumulative Floating Rate Preferred Shares, Series T (Series T shares) in a gross amount of $115 million through a one-for-one conversion of some of its Series S shares. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including July 31, 2013, to but excluding July 31, 2018. The dividend rate for a quarterly period will be equal to the then 90-day Government of Canada Treasury Bill yield plus 1.60%. Holders of the Series T shares will have the right to convert all or any part of their shares into Series S shares, subject to certain conditions, on July 31, 2018, and on July 31 every five years thereafter and vice versa. The Series T shares are redeemable by the Bank for cash, subject to regulatory consent, at (1) $25 per share on July 31, 2018, and on July 31 every five years thereafter, or (2) $25.50 in the case of redemptions on any other date on or after July 31, 2013.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y (Series Y shares) for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.5595% for the period from and including October 31, 2013, to but excluding October 31, 2018. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2018, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25 per share on October 31, 2018, and on October 31 every five years thereafter. On October 31, 2013, the Bank converted 4.5 million of its 10 million Series Y shares, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z.

Floating Rate Preferred Shares, Series Z

On October 31, 2013, the Bank issued 4.5 million non-cumulative Floating Rate Preferred Shares, Series Z (Series Z shares) in a gross amount of $113 million through a one-for-one conversion of some of its Series Y shares. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including October 31, 2013, to but excluding October 31, 2018. The dividend rate for a quarterly period will be equal to the then 90-day Government of Canada Treasury Bill yield plus 1.68%. Holders of the Series Z shares will have the right to convert all or any part of their shares into Series Y shares, subject to certain conditions, on October 31, 2018, and on October 31 every five years thereafter and vice versa. The Series Z shares are redeemable by the Bank for cash, subject to regulatory consent, at (1) $25 per share on October 31, 2018, and on October 31 every five years thereafter, or (2) $25.50 in the case of redemptions on any other date on or after October 31, 2013.

5-Year Rate Reset Preferred Shares, Series 1

On June 4, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Series 1 shares) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.90% for the initial period from and including June 4, 2014, to but excluding October 31, 2019. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.24%. Holders of the Series 1 shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series 2 (Series 2 shares), subject to certain conditions, on October 31, 2019, and on October 31 every five years thereafter and vice versa. The Series 1 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25 per share on October 31, 2019, and on October 31 every five years thereafter. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 1 shares, and assuming there are no declared and unpaid dividends on the Series 1 shares or Series 2 shares, as applicable, would be 100 million.

5-Year Rate Reset Preferred Shares, Series 3

On July 31, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Series 3 shares) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.80% for the initial period from and including July 31, 2014, to but excluding July 31, 2019. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.27%. Holders of the Series 3 shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series 4 (Series 4 shares), subject to certain conditions, on July 31, 2019, and on July 31 every five years thereafter and vice versa. The Series 3 shares are redeemable by the Bank for cash, subject to regulatory consent, at $25 per share on July 31, 2019, and on July 31 every five years thereafter. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 3 shares, and assuming there are no declared and unpaid dividends on the Series 3 shares or Series 4 shares, as applicable, would be 100 million.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 68

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid to repurchase, for cancellation, up to 24 million of the Bank’s common shares. The bid commenced on June 21, 2013, and expired in accordance with its terms in June 2014. During the year ended October 31, 2014, the Bank repurchased 4 million common shares under this bid at an average price of $54.15 for a total amount of $220 million. During the year ended October 31, 2013, the Bank repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780 million.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, 6.4 million common shares at a discount of 0% were issued from the Bank’s treasury (2013 – 6.5 million shares at a discount of 1% and 5.6 million common shares at a discount of 0%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 22: NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
REIT preferred stock, Series A	$556	$515
TD Capital Trust III Securities – Series 2008[1]	993	993
Total	$1,549	$1,508
1	Refer to Note 20 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, FIXED-TO-FLOATING RATE EXCHANGEABLE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank, N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017, and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012, and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017, and every five years thereafter. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

NOTE 23: TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain securities and loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized on the Consolidated Statement of Income.

Trading-related income comprises Net interest income, Trading income (losses), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio, all recorded on the Consolidated Statement of Income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on financial instruments designated at fair value through profit or loss are included in Non-interest income on the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately on the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 69

Trading-Related Income
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Net interest income (loss)	$1,337	$1,231	$1,050
Trading income (loss)	(349)	(279)	(41)
Financial instruments designated at fair value through profit or loss[1]	(9)	(6)	10
Total	979	946	1,019
By product
Interest rate and credit portfolios	601	557	534
Foreign exchange portfolios	385	368	374
Equity and other portfolios	2	27	101
Financial instruments designated at fair value through profit or loss[1]	(9)	(6)	10
Total	$979	$946	$1,019
1	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 24: INSURANCE

INSURANCE RISK

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance through various subsidiaries.

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (for example, non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is exposed to insurance risk through its property and casualty insurance business, life and health insurance business and reinsurance business.

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors, who provide additional risk management oversight.

The Bank’s risk governance practices ensure strong independent oversight and control of risk within the Insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Bank’s Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank’s risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank’s general insurance reserving policy.

Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the Insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to the Bank’s reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually.

OTHER RELATED RISKS

Credit risk is managed through a counterparty credit policy. To properly manage interest rate risk and liquidity risk, the Bank maintains a system to match a portion of its investments to the net provision for unpaid claims. Therefore, most of the change in the value of the assets held for matching purposes will be offset by a corresponding change in the net provision for unpaid claims' discounted values.

INSURANCE REVENUE AND EXPENSES

Insurance revenue is presented on the Consolidated Statement of Income under Insurance revenue and claims-related expenses are presented under Insurance claims and related expenses, including the impacts of claims and reinsurance on the Consolidated Statement of Income.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 70

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Insurance Revenue
Earned Premiums
Gross	$4,423	$4,253	$3,990
Reinsurance ceded	856	836	834
Net earned premiums	3,567	3,417	3,156
Fee income and other revenue[1]	316	317	381
Insurance Revenue	3,883	3,734	3,537
Insurance Claims and Related Expenses
Gross	3,041	3,273	2,771
Reinsurance ceded	208	217	347
Insurance Claims and Related Expenses	$2,833	$3,056	$2,424
1	Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2014 were $182 million (2013 – $182 million; 2012 – $184 million).

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (see the following section (a)) and unearned premiums (see the following section (b)). The provision for unpaid claims is established to reflect the estimate of the full amount of all liabilities associated with the insurance premiums earned at the balance sheet date, including insurance claims incurred but not recorded. The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the insurance claims incurred. The unearned premiums represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

(a) Movement in Provision for Unpaid Claims

The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)		October 31, 2014			October 31, 2013
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$3,939	$157	$3,782	$3,276	$275	$3,001
Claims costs for current accident year	2,504	39	2,465	2,332	87	2,245
Prior accident years claims development
(favourable) unfavourable	(132)	(39)	(93)	346	(65)	411
Increase (decrease) due to changes in
assumptions:
Discount rate	(17)	1	(18)	(80)	1	(81)
Provision for adverse deviation	44	(1)	45	70	–	70
Claims and related expenses	2,399	–	2,399	2,668	23	2,645
Claims paid during the year for:
Current accident year	(1,064)	(3)	(1,061)	(1,011)	(47)	(964)
Prior accident years	(934)	(37)	(897)	(985)	(85)	(900)
	(1,998)	(40)	(1,958)	(1,996)	(132)	(1,864)
Increase (decrease) in other recoverables	8	8	–	(9)	(9)	–
Balance as at end of year	$4,348	$125	$4,223	$3,939	$157	$3,782

(b) Movement in Provision for Unearned Premiums

The following table presents movements in the property and casualty insurance net unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)		October 31, 2014			October 31, 2013
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,506	$–	$1,506	$1,397	$–	$1,397
Written premiums	3,006	91	2,915	2,909	70	2,839
Earned premiums	(2,953)	(91)	(2,862)	(2,800)	(70)	(2,730)
Balance as at end of year	$1,559	$–	$1,559	$1,506	$–	$1,506

(c) Other Movements in Insurance Liabilities

Other movements in insurance liabilities consists of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in force business and changes in actuarial assumptions.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 71

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative incurred claims for the seven most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)						Accident Year
	2008
	and prior	2009	2010	2011	2012	2013	2014	Total
Net ultimate claims cost at end of
accident year	$3,335	$1,598	$1,742	$1,724	$1,830	$2,245	$2,465
Revised estimates
One year later	3,366	1,627	1,764	1,728	1,930	2,227
Two years later	3,359	1,663	1,851	1,823	1,922
Three years later	3,422	1,720	1,921	1,779
Four years later	3,527	1,763	1,926
Five years later	3,630	1,753
Six years later	3,612
Current estimates of cumulative claims	3,612	1,753	1,926	1,779	1,922	2,227	2,465
Cumulative payments to date	(3,299)	(1,592)	(1,630)	(1,375)	(1,285)	(1,323)	(1,061)
Net undiscounted provision for unpaid claims	313	161	296	404	637	904	1,404	$4,119
Effect of discount								(268)
Provision for adverse deviation								372
Net provision for unpaid claims								$4,223

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that the Bank’s future claims development will follow a similar pattern to past claims development experience.

Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and external drivers.

Qualitative and other unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank’s property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)				As at
	October 31, 2014		October 31, 2013
	Impact on net		Impact on net
	income (loss)		income (loss)
	before	Impact on	before	Impact on
	income taxes	equity	income taxes	equity
Impact of an absolute change of 1% in key assumptions
Discount rate assumption used
Increase in assumption	$118	$87	$102	$75
Decrease in assumption	(126)	(93)	(110)	(81)
Margin for adverse deviation assumption used
Increase in assumption	(41)	(30)	(31)	(23)
Decrease in assumption	41	30	31	23

Impact of an absolute change of 5% in key assumptions
Frequency of claims
Increase in assumption	(31)	(23)	(33)	(24)
Decrease in assumption	31	23	33	24
Severity of claims
Increase in assumption	(200)	(147)	(180)	(133)
Decrease in assumption	200	147	180	133

For life and health Insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the Appointed Actuary. The processes used to determine critical assumptions are as follows:

• Mortality, morbidity and lapse assumptions are based on industry and historical company data.

• Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.

• Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank’s Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 72

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposure to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, in terms of type of risk is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2014, for the property and casualty insurance business, 70.3% of net written premiums were derived from automobile policies (October 31, 2013 – 71.9%) followed by residential with 29.4% (October 31, 2013 – 27.8%). The distribution by provinces show that business is mostly concentrated in Ontario with 60.6% of net written premiums (October 31, 2013 – 61.6%). The Western provinces represented 27.7% (October 31, 2013 – 26.6%) followed by Quebec, 6.1% (October 31, 2013 – 6.6%) and the Atlantic provinces with 5.6% (October 31, 2013 – 5.2%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. While the maximum claim could be $3.1 million (October 31, 2013 – $3.0 million), the majority of claims are less than $250 thousand (October 31, 2013 – $250 thousand). Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 25: SHARE-BASED COMPENSATION

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 25.9 million common shares have been reserved for future issuance (October 31, 2013 – 28.3 million). The outstanding options expire on various dates to December 12, 2023. The following table summarizes the Bank’s stock option activity and related information, adjusted to reflect the impact of the stock dividend as discussed in Note 21 on a retrospective basis, for the years ended October 31.

Stock Option Activity
(millions of shares and Canadian dollars)	2014		2013		2012
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	22.0	$33.89	27.5	$31.00	31.8	$29.03
Granted	2.6	47.59	3.3	40.54	3.8	36.64
Exercised	(5.0)	31.32	(8.4)	27.60	(7.7)	25.54
Forfeited/cancelled	(0.2)	39.60	(0.4)	36.64	(0.4)	33.89
Number outstanding, end of year	19.4	$36.72	22.0	$33.89	27.5	$31.00
Exercisable, end of year	7.1	$31.18	8.8	$29.67	15.7	$29.04

The weighted average share price for the options exercised in 2014 was $52.15 (2013 – $43.26; 2012 – $40.11).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2014.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	of shares	contractual	exercise	of shares	exercise
	outstanding	life (years)	price	exercisable	price
$19.90 – $24.94	1.7	1.0	$21.25	1.7	$21.25
$29.70 – $32.34	0.4	1.0	31.51	0.4	31.51
$32.99 – $34.86	3.3	4.5	33.13	3.3	33.13
$36.34 – $38.14	8.3	5.7	36.74	1.6	37.18
$39.06 – $47.59	5.7	8.4	43.67	0.1	39.06

For fiscal 2014, the Bank recognized compensation expense for stock option awards of $25.6 million (2013 – $24.8 million; 2012 – $22.1 million). During 2014, 2.6 million (2013 – 3.3 million; 2012 – 3.8 million) options were granted by the Bank at a weighted-average fair value of $9.29 per option (2013 – $7.83 per option; 2012 – $7.26 per option).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 73

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31.

Assumptions Used for Estimating Fair Value of Options
(in Canadian dollars, except as noted)	2014	2013	2012
Risk-free interest rate	1.90%	1.43%	1.50%
Expected option life (years)	6.2 years	6.3 years	6.3 years
Expected volatility[1]	27.09%	27.23%	27.40%
Expected dividend yield	3.66%	3.51%	3.40%
Exercise price/share price	$47.59	$40.54	$36.64
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank’s total shareholder return relative to the average of a peer group of large financial institutions. The number of such share units outstanding under these plans as at October 31, 2014, was 26 million (2013 – 27 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2014, 7.6 million deferred share units were outstanding (October 31, 2013 – 7.1 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2014, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $415 million (2013 – $336 million; 2012 – $326 million). The compensation expense recognized before the effects of hedges was $718 million (2013 – $621 million; 2012 – $429 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $1.8 billion at October 31, 2014 (October 31, 2013 – $1.5 billion) and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary effective January 1, 2014, to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2014, the Bank’s contributions totalled $65 million (2013 – $63 million; 2012 – $61 million) and were expensed as salaries and employee benefits. As at October 31, 2014, an aggregate of 20 million common shares were held under the Employee Ownership Plan (October 31, 2013 – 20 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on the Bank’s common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 26: EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the “Society”) and the TD Pension Plan (Canada) (TDPP), are defined benefit plans for Canadian Bank employees. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees. The Society was closed to new members on January 30, 2009, and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership.

Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans, as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank’s contributions to the principal pension plans during 2014 were $302 million (2013 – $340 million). The 2014 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2013, and October 31, 2011, for the Society and the TDPP, respectively. The 2013 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2012, and October 31, 2011, for the Society and the TDPP, respectively. The next valuation date for funding purposes is as at October 31, 2014, for both of the principal pension plans.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 74

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 1.50% and 1.75%, respectively, over rolling ten-year periods. The investment policies for the principal pension plans are detailed as follows and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds. The investment policies and asset allocations by asset category for the principal pension plans (excluding PEA assets) are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)
			Society[1]				TDPP[1]
	Acceptable	% of	Fair Value		Acceptable	% of	Fair Value
As at October 31, 2014	Range	Total	Quoted	Unquoted	Range	Total	Quoted	Unquoted
Debt	58-72%	60%	$–	$2,489	44-56%	50%	$–	$277
Equity	24-34.5	32	1,228	84	44-56	50	–	280
Cash equivalents	0-4	2	–	93	n/a	n/a	n/a	n/a
Alternative investments[1]	0-12.5	6	40	188	n/a	n/a	n/a	n/a
Other[2]	n/a	n/a	–	101	n/a	n/a	–	25
Total		100%	$1,268	$2,955		100%	$–	$582

As at October 31, 2013
Debt	58-72%	58%	$–	$2,094	44-56%	49%	$–	$199
Equity	24-34.5	34	1,086	138	44-56	51	–	208
Cash equivalents	0-4	2	–	79	n/a	n/a	n/a	n/a
Alternative investments[1]	0-12.5	6	37	162	n/a	n/a	n/a	n/a
Other[2]	n/a	n/a	–	157	n/a	n/a	–	17
Total		100%	$1,123	$2,630		100%	$–	$424

As at October 31, 2012
Debt	57-71%	60%	$–	$1,995	44-56%	50%	$–	$165
Equity	25-35.5	31	917	118	44-56	50	–	168
Cash equivalents	0-4	3	–	114	n/a	n/a	n/a	n/a
Alternative investments[1]	0-12.5	6	27	167	n/a	n/a	n/a	n/a
Other[2]	n/a	n/a	–	63	n/a	n/a	–	9
Total		100%	$944	$2,457		100%	$–	$342
1	The Society's alternative investments primarily include private equity funds, of which a fair value of nil in 2014 (2013 – $1 million; 2012 – $1 million) is invested in the Bank and its affiliates. The principal pension plans also invest in investment vehicles which may hold shares or debt issued by the Bank.
2	Consists mainly of PEA assets, interest and dividends receivable, and amounts due to and due from brokers for securities traded but not yet settled.

Society Investment Strategy

The investments of the Society are managed with the primary objective of providing reasonable and stable rates of return, consistent with available market opportunities, prudent portfolio management, and levels of risk commensurate with the return expectations and asset mix policy as set out by the risk budget of 9% surplus volatility.

Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period, except for the portion of the debt portfolio managed to the Financial Times Stock Exchange (FTSE) TMX Canada Universe Bond Index (formerly known as the DEX Universe Bond Index), which can invest in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating above BBB for the total debt portfolio.

The bond mandate managed to the FTSE TMX Canada Universe Bond Index, representing 10% to 29% of the total fund, may be invested in bonds with a credit rating below BBB-. Within this mandate, the following limitations apply: debt instruments rated BBB+ or lower must not exceed 25%; debt instruments rated below BBB- must not exceed 10%; debt instruments of non-government entities must not exceed 80%; debt instruments of non-Canadian government entities must not exceed 20%; and debt instruments of a single non-government or non-Canadian government entity must not exceed 10%. In addition, debt instruments issued by the Government of Canada, provinces of Canada, or municipalities must not exceed 100%, 75%, or 10% of this mandate, respectively. Asset-backed securities must have a minimum credit rating of AAA and those rated AAA must not exceed 25% of this mandate. The remainder of the debt portfolio is not permitted to invest in debt instruments of non-government entities.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities are also included to further diversify the portfolio. A maximum of 5% of the total fund may be invested in emerging market equities.

Alternative investments include hedge funds and private equities.

Derivatives can be utilized provided they are not used for speculative purposes or to create financial leverage for the Society. The Society may invest in hedge funds, which may employ leverage when executing their investment strategy.

The Society was in compliance with its investment policy throughout the year.

TDPP Investment Strategy

The investments of the TDPP are managed with the primary objective of providing reasonable and stable rates of return, consistent with available market opportunities, prudent portfolio management, and levels of risk commensurate with the return expectations and asset mix policy as set out by the risk budget of 22% surplus volatility.

The TDPP is not permitted to invest in debt instruments of non-government entities. Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB for the total debt portfolio.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities are also included to further diversify the portfolio. A maximum of 5% of the total fund may be invested in emerging market equities.

Derivatives can be used provided they are not used for speculative purposes or to create financial leverage for the TDPP.

The TDPP was in compliance with its investment policy throughout the year.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 75

RISK MANAGEMENT PRACTICES

The principal pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, and price risks), credit risk, longevity risk and liquidity risk. Key material risks faced by all plans are a decline in interest rates or credit spreads, which could increase the defined benefit obligation by more than the change in the value of plan assets, or from longevity risk (that is, lower mortality rates).

Asset-liability matching strategies are focused on obtaining an appropriate balance between earning an adequate return and having changes in liability values being hedged by changes in asset values.

The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans’ Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

The Bank's principal pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank's Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Where required, approvals will also be sought from the applicable local body to comply with local regulatory requirements. Strategic, material plan changes require the approval of the Bank's Board of Directors.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank’s contributions to the defined contribution portion of the plan ceased. The wind-up was completed on May 31, 2012.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include annual core contributions from TD Bank, N.A. for all employees and a transition contribution for certain employees. The core and transition contributions to the plan for fiscal 2014 were $45 million (2013 – $42 million; 2012 – $41 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2014 was $47 million (2013 – $39 million; 2012 – $37 million). Annual expense is equal to the Bank’s contributions to the plan.

In addition, TD Bank, N.A. has a closed non-contributory defined benefit retirement plan covering certain legacy TD Banknorth employees. Supplemental retirement plans covering certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

TD Auto Finance (legacy Chrysler Financial) Retirement Plans

TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering certain permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee’s cumulative contributions, years of service during which employee contributions were made, and the employee’s average salary during the consecutive five years in which the employee’s salary was highest in the 15 years preceding retirement. These defined benefit retirement plans were frozen as of April 1, 2012. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 76

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)			Principal Non-Pension
			Post-Retirement			Other Pension
	Principal Pension Plans		Benefit Plan[1]			and Retirement Plans[2]
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$4,338	$4,143	$3,141	$551	$526	$426	$2,196	$2,325	$2,055
Service cost – benefits earned	282	278	179	18	17	13	10	12	17
Interest cost on projected benefit obligation	205	184	177	26	24	24	106	92	101
Remeasurement (gain) loss – financial	591	(234)	758	50	(29)	78	188	(223)	287
Remeasurement (gain) loss – demographic	44	98	–	(82)	30	–	129	19	(4)
Remeasurement (gain) loss – experience	(1)	(3)	1	6	(7)	(5)	17	10	7
Members’ contributions	66	65	61	–	–	–	–	–	–
Benefits paid	(204)	(193)	(180)	(12)	(10)	(10)	(114)	(100)	(100)
Change in foreign currency exchange rate	–	–	–	–	–	–	106	61	2
Past service cost – plan amendment costs (credits)	–	–	6	–	–	–	(1)	–	(9)
Past service cost – curtailment (gains) losses[3]	–	–	–	–	–	–	–	–	(31)
Past service cost – other	–	–	–	–	–	–	7	–	–
Projected benefit obligation as at October 31	5,321	4,338	4,143	557	551	526	2,644	2,196	2,325
Change in plan assets
Plan assets at fair value at beginning of year	4,177	3,743	3,300	–	–	–	1,575	1,462	1,374
Interest income on plan assets	208	175	195	–	–	–	77	56	64
Remeasurement gain (loss) – return on plan assets less
interest income	264	54	81	–	–	–	72	86	87
Members’ contributions	66	65	61	–	–	–	–	–	–
Employer’s contributions	302	340	293	12	10	10	35	26	38
Benefits paid	(204)	(193)	(180)	(12)	(10)	(10)	(114)	(100)	(100)
Change in foreign currency exchange rate	–	–	–	–	–	–	98	49	1
Defined benefit administrative expenses	(8)	(7)	(7)	–	–	–	(9)	(4)	(2)
Plan assets at fair value as at October 31	4,805	4,177	3,743	–	–	–	1,734	1,575	1,462
Net defined benefit asset (liability)	(516)	(161)	(400)	(557)	(551)	(526)	(910)	(621)	(863)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	282	278	179	18	17	13	10	12	17
Net interest cost (income) on net defined benefit liability (asset)	(3)	9	(18)	26	24	24	29	36	37
Past service cost – plan amendment costs (credits)	–	–	6	–	–	–	(1)	–	(9)
Past service cost – curtailment (gains) losses[3]	–	–	–	–	–	–	–	–	(31)
Past service cost – other	–	–	–	–	–	–	7	–	–
Defined benefit administrative expenses	7	7	7	–	–	–	5	4	2
Total expense	$286	$294	$174	$44	$41	$37	$50	$52	$16
Actuarial assumptions used to determine the
annual expense (percentage)
Weighted-average discount rate for projected benefit
obligation	4.82%	4.53%	5.72%	4.80%	4.50%	5.50%	4.75%	4.01%	4.99%
Weighted-average rate of compensation increase	2.83	2.82	3.50	3.50	3.50	3.50	1.43	1.37	1.98

Actuarial assumptions used to determine the
projected benefit obligation as at
October 31 (percentage)
Weighted-average discount rate for projected benefit
obligation	4.21%	4.82%	4.53%	4.30%	4.80%	4.50%	4.27%	4.75%	4.08%
Weighted-average rate of compensation increase	2.86	2.83	2.82	3.50	3.50	3.50	1.30	1.43	1.86
1	The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 5.5%. The rate is assumed to decrease gradually to 3.6% by the year 2028 and remain at that level thereafter.
2	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
3	Certain TD Auto Finance retirement plans were curtailed during 2012.

In fiscal 2015, the Bank expects to contribute $300 million to its principal pension plans, $15 million to its principal non-pension post-retirement benefit plan, and $97 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the fiscal year.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 77

Assumptions relating to future mortality to determine the defined benefit obligation and net benefit cost for the principal defined benefit pension plans are as follows:

Assumed Life Expectancy at Age 65
(number of years)	2014	2013	2012
Principal Pension Plans
Male aged 65 at measurement date	21.9	22.0	21.0
Female aged 65 at measurement date	23.8	23.2	22.1
Male aged 40 at measurement date	23.2	23.2	22.8
Female aged 40 at measurement date	25.0	24.1	23.1
Principal Non-Pension Plans Post-Retirement Benefit Plan
Male aged 65 at measurement date	21.9	22.0	21.0
Female aged 65 at measurement date	23.8	23.2	22.1
Male aged 40 at measurement date	23.2	23.2	22.8
Female aged 40 at measurement date	25.0	24.1	23.1
Other Pension and Retirement Plans
Male aged 65 at measurement date	22.0	20.2	19.8
Female aged 65 at measurement date	23.3	21.9	21.4
Male aged 40 at measurement date	23.1	20.7	20.5
Female aged 40 at measurement date	25.6	22.2	21.8

The weighted-average durations of the defined benefit obligations for the Bank's principal pension plans, principal non-pension post-retirement benefit plan and other pension and retirement plans at the end of the reporting period are 21 years (2013 – 20 years, 2012 – 20 years), 18 years (2013 – 17 years, 2012 – 17 years), and 13 years (2013 – 13 years, 2012 – 14 years), respectively.

The following table provides the sensitivity of the projected benefit obligation and expenses for the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans to actuarial assumptions considered significant by the Bank. These include discount rate, life expectancy, rates of compensation increase, and health care cost initial trend rates, as applicable. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Significant Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at			For the year ended
	October 31, 2014			October 31, 2014
	Obligation			Expense
		Principal	Other		Principal	Other
		Non-Pension	Pension		Non-Pension	Pension
	Principal	Post-	and	Principal	Post-	and
	Pension	Retirement	Retirement	Pension	Retirement	Retirement
	Plans	Benefit Plan	Plans	Plans	Benefit Plan	Plans
Impact of an absolute change in
significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,274	$107	$410	$149	$4	$8
1% increase in assumption	(943)	(83)	(328)	(120)	3	(11)
Rates of compensation increase
1% decrease in assumption	(292)	n/a1	(1)	(41)	n/a1	n/a1
1% increase in assumption	323	n/a1	1	44	n/a1	n/a1
Life expectancy
1 year decrease in assumption	(137)	(21)	(72)	(14)	(2)	(3)
1 year increase in assumption	135	22	71	14	2	3
Health care cost initial trend rate
1% decrease in assumption	n/a	(81)	(4)	n/a	(9)	n/a1
1% increase in assumption	n/a	103	5	n/a	11	n/a1
1	An absolute change in this assumption is immaterial.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 78

The Bank recognized the following amounts on the Consolidated Balance Sheet as at October 31.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31	October 31	October 31
	2014	2013	2012
Other assets
Other pension and retirement plans	$9	$52	$–
Other employee benefit plans[1]	6	4	1
Total other assets	15	56	1
Other liabilities
Principal pension plans	516	161	400
Principal non-pension post-retirement benefit plan	557	551	526
Other pension and retirement plans	919	673	863
Other employee benefit plans[1]	401	330	361
Total other liabilities	2,393	1,715	2,150
Total net assets (liabilities)	$(2,378)	$(1,659)	$(2,149)
1	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

 The Bank recognized the following amounts in the Consolidated Statement of Other Comprehensive Income for the years ended October 31.

Amounts Recognized in the Consolidated Statement of Other Comprehensive Income[1]
(millions of Canadian dollars)	For the years ended
	October 31	October 31	October 31
	2014	2013	2012
Actuarial gains (losses) recognized in Other Comprehensive Income
Principal pension plans	$(371)	$193	$(678)
Principal non-pension post-retirement benefit plan	26	6	(73)
Other pension and retirement plans	(266)	280	(203)
Other employee benefit plans	(57)	32	(83)
Total actuarial gains (losses) recognized in Other Comprehensive Income	$(668)	$511	$(1,037)
1	Amounts are presented on pre-tax basis.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 79

NOTE 27: INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$1,450	$1,619	$999
Adjustments in respect of prior years and other	31	(114)	(19)
Total current income taxes	1,481	1,505	980
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination
and reversal of temporary differences	37	(398)	154
Effect of changes in tax rates	1	8	(14)
Recovery of income taxes due to recognition of previously unrecognized deductible
temporary differences and unrecognized tax losses of a prior period	(11)	(2)	(1)
Adjustments in respect of prior years and other	4	22	(34)
Total deferred income taxes	31	(370)	105
Total provision for income taxes – Consolidated Statement of Income	1,512	1,135	1,085
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	(623)	(699)	172
Deferred income taxes	(269)	(221)	(356)
	(892)	(920)	(184)
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	(9)	(17)	6
Deferred income taxes	(4)	40	21
	(13)	23	27
Total provision for (recovery of) income taxes	607	238	928
Current income taxes
Federal	413	353	604
Provincial	284	245	412
Foreign	152	191	142
	849	789	1,158
Deferred income taxes
Federal	(72)	(4)	(246)
Provincial	(44)	(5)	(162)
Foreign	(126)	(542)	178
	(242)	(551)	(230)
Total provision for (recovery of) income taxes	$607	$238	$928

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2014		2013		2012
Income taxes at Canadian statutory income tax rate	$2,385	26.3%	$1,970	26.3%	$1,933	26.4%
Increase (decrease) resulting from:
Dividends received	(321)	(3.5)	(253)	(3.4)	(262)	(3.6)
Rate differentials on international operations	(489)	(5.4)	(487)	(6.5)	(483)	(6.6)
Tax rate changes	–	–	–	–	(18)	(0.2)
Other – net	(63)	(0.7)	(95)	(1.3)	(85)	(1.2)
Provision for income taxes and effective income tax rate	$1,512	16.7%	$1,135	15.1%	$1,085	14.8%

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 80

Deferred tax assets and liabilities are comprised of the following.

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31	October 31
	2014	2013
	Consolidated	Consolidated
	Balance	Balance
	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$582	$557
Land, buildings, equipment, and other depreciable assets	7	–
Deferred (income) expense	30	43
Trading loans	124	131
Derecognition of financial assets and liabilities	88	176
Employee benefits	695	688
Pensions	367	77
Losses available for carry forward	256	313
Tax credits	357	360
Other	123	321
Total deferred tax assets[1]	2,629	2,666
Deferred tax liabilities
Securities	612	789
Intangibles	287	382
Goodwill	9	7
Land, buildings, equipment, and other depreciable assets	–	9
Total deferred tax liabilities	908	1,187
Net deferred tax assets	1,721	1,479
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,008	1,800
Deferred tax liabilities[2]	287	321
Net deferred tax assets	$1,721	$1,479
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $18 million as at October 31, 2014 (October 31, 2013 – $37 million), of which $8 million (October 31, 2013 – $5 million) is scheduled to expire within five years.
2	Included in Other liabilities on the Consolidated Balance Sheet.

The movement in the net deferred tax asset for the years ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)
	2014				2013
	Consolidated	Other	Business		Consolidated	Other	Business
	Statement of	Comprehensive	Combinations		Statement of	Comprehensive	Combinations
	Income	Income	and Other	Total	Income	Income	and Other	Total
Deferred income tax expense
(recovery)
Allowance for credit losses	$(25)	$–	$–	$(25)	$(25)	$–	$–	$(25)
Land, buildings, equipment,								–
and other depreciable assets	(16)	–	–	(16)	17	–	–	17
Deferred (income) expense	13	–	–	13	34	–	–	34
Trading loans	7	–	–	7	61	–	–	61
Derecognition of financial				–				–
assets and liabilities	74	14	–	88	74	(55)	–	19
Goodwill	2	–	–	2	13	–	–	13
Employee benefits	(5)	(2)	–	(7)	12	–	–	12
Losses available for carry
forward	57	–	–	57	(28)	–	–	(28)
Tax credits	3	–	–	3	(176)	–	–	(176)
Other deferred tax assets	202	–	(4)	198	(11)	–	(18)	(29)
Securities	(87)	(90)	–	(177)	(265)	(337)	–	(602)
Intangible assets	(95)	–	–	(95)	(91)	–	61	(30)
Pensions	(99)	(191)	–	(290)	15	171	(3)	183
Total deferred income tax
expense (recovery)	$31	$(269)	$(4)	$(242)	$(370)	$(221)	$40	$(551)

Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2014. The total amount of these temporary differences was $37 billion as at October 31, 2014 (October 31, 2013 – $30 billion).

NOTE 28: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share, except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 81

The following table presents the Bank’s basic and diluted earnings per share for the years ended October 31, and reflects the impact of the stock dividend, as discussed in Note 21, on the Bank’s basic and diluted earnings per share, as if it was retrospectively applied to all periods presented.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2014	2013	2012
Basic earnings per share
Net income attributable to common shareholders	$7,633	$6,350	$6,160
Weighted-average number of common shares outstanding (millions)	1,839.1	1,837.9	1,813.2
Basic earnings per share (dollars)	4.15	3.46	3.40
Diluted earnings per share
Net income attributable to common shareholders	7,633	6,350	6,160
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	–	3	17
Net income available to common shareholders including impact of dilutive securities	$7,633	$6,353	$6,177
Weighted-average number of common shares outstanding (millions)	1,839.1	1,837.9	1,813.2
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	6.2	5.7	6.5
TD Capital Trust II Securities – Series 2012-1 (millions)	–	1.5	10.0
Weighted-average number of common shares outstanding – diluted (millions)	1,845.3	1,845.1	1,829.7
Diluted earnings per share (dollars)[1]	$4.14	$3.44	$3.38
1	For the years ended October 31, 2014, October 31, 2013, and October 31, 2012, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 29: PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

provisions

The following table summarizes the Bank’s provisions as at October 31.

Provisions
(millions of Canadian dollars)
			Asset
			Retirement
	Litigation	Restructuring	Obligations	Other	Total
Balance as of November 1, 2012	$286	$4	$66	$89	$445
Additions	251	129	7	102	489
Amounts used	(279)	(28)	–	(105)	(412)
Release of unused amounts	(23)	–	(4)	(22)	(49)
Foreign currency translation adjustments and other	9	–	–	2	11
Balance as at October 31, 2013, before allowance for
credit losses for off-balance sheet instruments	244	105	69	66	484
Add: allowance for credit losses for off-balance sheet instruments[1]					212
Balance as at October 31, 2013					696
Additions	76	40	–	132	248
Amounts used	(146)	(79)	–	(99)	(324)
Release of unused amounts	(20)	(11)	(1)	(31)	(63)
Foreign currency translation adjustments and other	14	–	–	(2)	12
Balance as at October 31, 2014, before allowance for
credit losses for off-balance sheet instruments	$168	$55	$68	$66	$357
Add: allowance for credit losses for off-balance sheet instruments[1]					274
Balance as at October 31, 2014					$631
1	Refer to Note 8, Loans, Impaired Loans, and Allowance for Credit Losses for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $239 million as at October 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 82

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (RRA).

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions, or other results adverse to TD Bank, N.A. or the Bank. Two civil matters are specifically exempted from the Bar Order.

First, the lawsuit captioned Coquina Investments v. TD Bank, N.A. et al. was exempted from the bar order. The jury in the Coquina lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012, in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. TD Bank, N.A. appealed the judgment and sanctions order to the United States Court of Appeals for the Eleventh Circuit. On July 29, 2014, the Court of Appeals affirmed the judgment and sanctions order, but referred the case to the trial court to determine whether the amount of the judgment should be reduced. TD Bank, N.A. is considering its further options.

Second, the Bar Order did not apply to a motion seeking sanctions against TD Bank, N.A. filed by the plaintiffs in the matter captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al. The motion for sanctions was, however, denied on July 25, 2014. Plaintiffs have appealed the denial of their motion, and that appeal is still pending.

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds was made in October 2014. The Court retains jurisdiction over class members and distributions.

On August 21, 2013, TD Bank, N.A. was named as a defendant in King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.), a putative nationwide class action filed in federal court in South Carolina challenging overdraft practices at Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010, as well as the overdraft practices at TD Bank, N.A. from August 16, 2010, to the present. This case has progressed to the discovery stage.

On February 28, 2014, TD Bank, N.A. was named as a defendant in Padilla, et al. v. TD Bank, N.A. (E.D. Pa.), a putative nationwide class action filed in federal court in the Eastern District of Pennsylvania challenging TD Bank, N.A.’s overdraft practices on behalf of certain individuals who opened a chequing account after August 15, 2010, or were not included in the prior overdraft class action settlements. This case is in its preliminary stages.

Interchange Fee Class Actions

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario, and Quebec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the “Networks”), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. This decision is under appeal by both class representatives and defendants. The appeals are expected to be heard in December 2014.

RESTRUCTURING

The Bank undertook certain measures commencing in the fourth quarter of 2013, which continued through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million in 2013 and $29 million in 2014 for restructuring initiatives related primarily to retail branch, real estate and other optimization initiatives.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See the Guarantees section in this Note for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.

The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 83

Credit Instruments
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Financial and performance standby letters of credit	$18,395	$16,503
Documentary and commercial letters of credit	207	200
Commitments to extend credit[1]
Original term to maturity of one year or less	32,456	32,593
Original term to maturity of more than one year	67,913	56,873
Total	$118,971	$106,169
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, as at October 31, 2014, the Bank is committed to fund $76 million (October 31, 2013 – $82 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $823 million for 2015; $786 million for 2016; $725 million for 2017; $653 million for 2018, $564 million for 2019, and $3,183 million for 2020 and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $32 million for 2015; $28 million for 2016; $20 million for 2017; $8 million for 2018, $7 million for 2019, and $24 million for 2020 and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $947 million for the year ended October 31, 2014 (October 31, 2013 – $971 million; October 31, 2012 – $914 million).

Pledged Assets and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at October 31, 2014, securities and other assets with a carrying value of $139 billion (October 31, 2013 – $134 billion) were pledged as collateral in respect of these transactions. See Note 9 for further details.

Certain consumer instalment and other personal loan assets with a carrying value of $8 billion (October 31, 2013 – $11 billion) and residential mortgages with a carrying value of $8 billion (October 31, 2013 – nil) were also pledged with respect to covered bonds issued by the Bank.

Assets that can be Repledged or Sold
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Trading loans, securities, and other	$30,642	$29,484
Other assets	100	120
Total	$30,742	$29,604

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2014, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $22 billion (October 31, 2013 – $20 billion). The fair value of financial assets accepted as collateral that have been sold or repledged (excluding cash collateral) was $4 billion as at October 31, 2014 (October 31, 2013 – $3 billion).

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honor unit holder redemptions. For further details on the Bank's involvement with the Fund, please see Note 10, Structured Entities.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity, and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties.

The total notional principal amount of the written options as at October 31, 2014, was $86 billion (October 31, 2013 – $82 billion).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 84

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

The following table summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Financial and performance standby letters of credit	$18,395	$16,503
Assets sold with contingent repurchase obligations	267	341
Total	$18,662	$16,844

NOTE 30: RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and their Related Entities
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Personal loans, including mortgages	$4	$3
Business loans	262	181
Total	$266	$184

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2014	2013	2012
Short-term employee benefits	$27	$25	$23
Post-employment benefits	1	2	1
Share-based payments	37	32	32
Total	$65	$59	$56

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade and Symcor also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade and Symcor during fiscal 2014, other than as described in the following sections.

Other Transactions with TD Ameritrade and Symcor Inc.

(1) TD AMERITRADE HOLDING CORPORATION

The following is a description of significant transactions of the Bank and its affiliates with TD Ameritrade.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $895 million in 2014 (2013 – $821 million; 2012 – $834 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $80 billion in 2014 (2013 – $70 billion; 2012 – $60 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 85

As at October 31, 2014, amounts receivable from TD Ameritrade were $103 million (October 31, 2013 – $54 million). As at October 31, 2014, amounts payable to TD Ameritrade were $104 million (October 31, 2013 – $103 million).

(2) TRANSACTIONS WITH SYMCOR INC.

The Bank has one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During fiscal 2014, the Bank paid $122 million (2013 – $128 million; 2012 – $128 million) for these services. As at October 31, 2014, the amount payable to Symcor was $10 million (October 31, 2013 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2014, and October 31, 2013.

NOTE 31: SEGMENTED INFORMATION

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Certain goodwill pertaining to the former Wealth and Insurance segment was allocated on a relative fair value basis to the Canadian Retail and U.S. Retail segments when the segments were realigned. The segmented results for periods prior to the segment realignment have been restated accordingly.

The results of the Aeroplan credit card portfolio, acquired on December 27, 2013, are reported in the Canadian Retail segment. The results of Epoch Investment Partners, Inc., acquired on March 27, 2013, and the results of the U.S. credit card portfolio of Target Corporation, acquired on March 13, 2013, are reported in the U.S. Retail segment. The results of the credit card portfolio of MBNA Canada, acquired on December 1, 2011, as well as the integration charges related to the acquisition, are reported in the Canadian Retail segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and commercial banking operations in the U.S. operating under the brand TD Bank, America’s Most Convenient Bank, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank’s equity investment in TD Ameritrade. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases credit default swaps (CDS) to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

The Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 86

The following table summarizes the segment results for the years ended October 31.

Results by Business Segment
(millions of Canadian dollars, except as noted)	For the years ended October 31
					2014
	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$9,538	$6,000	$2,210	$(164)	$17,584
Non-interest income (loss)	9,623	2,245	470	39	12,377
Provision for (reversal of) credit losses	946	676	11	(76)	1,557
Insurance claims and related expenses	2,833	–	–	–	2,833
Non-interest expenses	8,438	5,352	1,589	1,117	16,496
Income (loss) before income taxes	6,944	2,217	1,080	(1,166)	9,075
Provision for (recovery of) income taxes	1,710	412	267	(877)	1,512
Equity in net income of an investment in
associate, net of income taxes	–	305	–	15	320
Net income (loss)	$5,234	$2,110	$813	$(274)	$7,883

Total assets as at October 31
(billions of Canadian dollars)	$334.6	$277.1	$302.2	$30.8	$944.7

					2013
Net interest income (loss)	$8,922	$5,173	$1,982	$(3)	$16,074
Non-interest income (loss)	8,860	2,149	428	(252)	11,185
Provision for (reversal of) credit losses	929	779	26	(103)	1,631
Insurance claims and related expenses	3,056	–	–	–	3,056
Non-interest expenses	7,754	4,768	1,542	1,005	15,069
Income (loss) before income taxes	6,043	1,775	842	(1,157)	7,503
Provision for (recovery of) income taxes	1,474	269	192	(800)	1,135
Equity in net income of an investment in
associate, net of income taxes	–	246	–	26	272
Net income (loss)	$4,569	$1,752	$650	$(331)	$6,640

Total assets as at October 31
(billions of Canadian dollars)	$312.1	$244.5	$269.3	$36.1	$862.0

					2012
Net interest income (loss)	$8,606	$4,663	$1,805	$(48)	$15,026
Non-interest income (loss)	8,387	1,570	849	(286)	10,520
Provision for (reversal of) credit losses	1,151	779	47	(182)	1,795
Insurance claims and related expenses	2,424	–	–	–	2,424
Non-interest expenses	7,485	4,246	1,570	715	14,016
Income (loss) before income taxes	5,933	1,208	1,037	(867)	7,311
Provision for (recovery of) income taxes	1,470	92	157	(634)	1,085
Equity in net income of an investment in
associate, net of income taxes	–	209	–	25	234
Net income (loss)	$4,463	$1,325	$880	$(208)	$6,460

Total assets as at October 31
(billions of Canadian dollars)	$303.8	$214.3	$260.7	$32.3	$811.1
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 87

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2014		2014
		Income before
	Total revenue	income taxes	Net income	Goodwill	Total assets
Canada	$19,642	$6,314	$5,106	$1,540	$545,073
United States	8,363	1,579	1,284	12,641	320,130
Other international	1,956	1,182	1,493	52	79,539
Total	$29,961	$9,075	$7,883	$14,233	$944,742

			2013		2013
Canada	$18,013	$5,220	$4,234	$1,592	$518,247
United States	7,205	1,023	864	11,694	262,679
Other international	2,041	1,260	1,542	7	81,095
Total	$27,259	$7,503	$6,640	$13,293	$862,021

			2012		2012
Canada	$17,314	$5,356	$4,293	$1,549	$498,334
United States	6,101	458	462	10,713	242,058
Other international	2,131	1,497	1,705	49	70,661
Total	$25,546	$7,311	$6,460	$12,311	$811,053

NOTE 32: INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The following table details the balances of interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank’s risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the “Managing Risk” section of the MD&A.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 88

Interest Rate Risk
(billions of Canadian dollars, except as noted)								As at
							October 31, 2014
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$25.7	$20.0	$0.5	$46.2	$–	$–	$0.4	$46.6
Effective yield		0.1%	0.5%		–%	–%
Trading loans, securities, and other	$0.5	$3.9	$7.4	$11.8	$19.6	$18.7	$51.1	$101.2
Effective yield		0.9%	0.9%		1.0%	1.4%
Financial assets designated at fair value through profit or loss	$0.7	$1.2	$1.1	$3.0	$0.6	$0.9	$0.2	$4.7
Effective yield		2.3%	2.9%		1.5%	2.4%
Available-for-sale	$0.4	$4.7	$17.7	$22.8	$26.8	$12.7	$0.7	$63.0
Effective yield		0.8%	0.7%		2.1%	2.5%
Held-to-maturity	$–	$1.5	$17.2	$18.7	$28.8	$9.5	$–	$57.0
Effective yield		7.3%	0.8%		1.4%	2.2%
Securities purchased under reverse repurchase agreements	$4.7	$42.2	$19.8	$66.7	$0.1	$–	$8.2	$75.0
Effective yield		0.4%	0.3%		1.1%	–%
Loans	$15.3	$197.4	$49.7	$262.4	$173.4	$28.4	$14.7	$478.9
Effective yield		1.9%	3.6%		3.4%	3.8%
Other	$68.3	$–	$–	$68.3	$–	$–	$50.0	$118.3
Total assets	$115.6	$270.9	$113.4	$499.9	$249.3	$70.2	$125.3	$944.7
Liabilities and equity
Trading deposits	$14.0	$24.0	$19.5	$57.5	$0.2	$0.4	$1.2	$59.3
Effective yield		0.3%	0.3%		1.5%	1.9%
Other financial liabilities designated at fair value through profit or loss	$–	$–	$–	$–	$3.3	$–	$–	$3.3
Effective yield		–%	–%	–	1.5%	–%
Other deposits	$204.0	$65.1	$36.2	$305.3	$61.7	$9.1	$224.6	$600.7
Effective yield		0.7%	1.3%		1.6%	2.9%
Securitization liabilities at fair value	$–	$0.3	$1.6	$1.9	$6.4	$2.9	$–	$11.2
Effective yield		0.3%	2.3%		1.4%	2.2%
Obligations related to securities sold short	$39.5	$–	$–	$39.5	$–	$–	$–	$39.5
Obligations related to securities sold under repurchase agreements	$1.0	$35.7	$0.6	$37.3	$–	$–	$8.3	$45.6
Effective yield		0.4%	0.4%		–%	–%
Securitization liabilities at amortized cost	$–	$8.4	$2.3	$10.7	$11.4	$2.9	$–	$25.0
Effective yield		1.6%	2.6%		2.1%	3.1%
Subordinated notes and debentures	$–	$–	$1.7	$1.7	$5.9	$0.2	$–	$7.8
Effective yield		–%	5.2%		4.9%	9.2%
Other	$62.3	$–	$–	$62.3	$–	$–	$33.8	$96.1
Equity	$–	$–	$–	$–	$2.2	$–	$54.0	$56.2
Total liabilities and equity	$320.8	$133.5	$61.9	$516.2	$91.1	$15.5	$321.9	$944.7
Net position	$(205.2)	$137.4	$51.5	$(16.3)	$158.2	$54.7	$(196.6)	$–

							October 31, 2013
Assets
Cash resources and other	$10.5	$20.6	$0.8	$31.9	$–	$–	$0.3	$32.2
Effective yield		0.3%	0.6%		–%	–%
Trading loans, securities, and other	$0.1	$6.0	$9.0	$15.1	$25.3	$11.8	$49.7	$101.9
Effective yield		1.6%	1.1%		2.0%	2.9%
Financial assets designated at fair value through profit or loss	$0.7	$0.6	$2.0	$3.3	$2.6	$0.5	$0.1	$6.5
Effective yield		4.8%	2.9%		3.6%	3.0%
Available-for-sale	$0.4	$7.4	$39.5	$47.3	$21.2	$10.4	$0.6	$79.5
Effective yield		0.3%	0.9%		2.1%	2.2%
Held-to-maturity	$–	$1.1	$2.0	$3.1	$17.6	$9.3	$–	$30.0
Effective yield		2.3%	1.6%		1.4%	2.1%
Securities purchased under reverse repurchase agreements	$2.2	$46.4	$7.2	$55.8	$2.1	$–	$6.4	$64.3
Effective yield		0.4%	0.2%		1.9%	–%
Loans	$15.3	$190.5	$47.4	$253.2	$157.5	$23.7	$10.5	$444.9
Effective yield		1.8%	3.7%		3.6%	3.9%
Other	$55.9	$–	$–	$55.9	$–	$–	$46.8	$102.7
Total assets	$85.1	$272.6	$107.9	$465.6	$226.3	$55.7	$114.4	$862.0
Liabilities and equity
Trading deposits	$–	$25.6	$23.2	$48.8	$0.7	$0.4	$1.1	$51.0
Effective yield		0.2%	0.4%		0.6%	2.1%
Other deposits	$196.2	$53.9	$45.9	$296.0	$54.8	$3.4	$187.4	$541.6
Effective yield		0.8%	0.9%		1.7%	5.4%
Securitization liabilities at fair value	$–	$4.4	$8.5	$12.9	$6.6	$2.5	$–	$22.0
Effective yield		0.9%	1.0%		1.7%	2.6%
Obligations related to securities sold short	$41.8	$–	$–	$41.8	$–	$–	$–	$41.8
Obligations related to securities sold under repurchase
agreements	$0.8	$27.7	$0.1	$28.6	$–	$–	$5.8	$34.4
Effective yield		0.4%	0.4%		–%	–%
Securitization liabilities at amortized cost	$–	$8.1	$2.6	$10.7	$12.0	$2.9	$–	$25.6
Effective yield		1.9%	1.5%		1.9%	2.9%
Subordinated notes and debentures	$–	$–	$0.2	$0.2	$7.6	$0.2	$–	$8.0
Effective yield		–%	10.1%		5.0%	9.2%
Other	$55.9	$–	$1.0	$56.9	$0.7	$–	$28.6	$86.2
Equity	$–	$1.5	$0.7	$2.2	$0.5	$–	$48.7	$51.4
Total liabilities and equity	$294.7	$121.2	$82.2	$498.1	$82.9	$9.4	$271.6	$862.0
Net position	$(209.6)	$151.4	$25.7	$(32.5)	$143.4	$46.3	$(157.2)	$–
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 89

Interest Rate Risk by Category
(billions of Canadian dollars)								As at
							October 31, 2014
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	Rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(186.1)	$109.7	$25.5	$(50.9)	$103.2	$9.9	$(49.5)	$12.7
Foreign currency	(19.1)	27.7	26.0	34.6	55.0	44.8	(147.1)	(12.7)
Net position	$(205.2)	$137.4	$51.5	$(16.3)	$158.2	$54.7	$(196.6)	$–

							October 31, 2013
Canadian currency	$(177.4)	$110.7	$11.8	$(54.9)	$95.2	$10.4	$(40.3)	$10.4
Foreign currency	(32.2)	40.7	13.9	22.4	48.2	35.9	(116.9)	(10.4)
Net position	$(209.6)	$151.4	$25.7	$(32.5)	$143.4	$46.3	$(157.2)	$–

NOTE 33: CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(billions of Canadian dollars,						As at
except as noted)	Loans and customers' liability				Derivative financial
	under acceptances[1]		Credit Instruments[2,3]		instruments[4,5]
	October 31	October 31	October 31	October 31	October 31	October 31
	2014	2013	2014	2013	2014	2013
Canada	72%	74%	48%	50%	34%	39%
United States[6]	27	25	48	46	23	19
United Kingdom	–	–	1	1	18	15
Europe – other	–	–	2	2	18	20
Other international	1	1	1	1	7	7
Total	100%	100%	100%	100%	100%	100%
	$492	$451	$119	$106	$53	$48
1	Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2014, was: real estate 9% (October 31, 2013 – 8%).
2	As at October 31, 2014, the Bank had commitments and contingent liability contracts in the amount of $119 billion (October 31, 2013 – $106 billion). Included are commitments to extend credit totalling $100 billion (October 31, 2013 – $89 billion), of which the credit risk is dispersed as detailed in the table above.
3	Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2014: financial institutions 17% (October 31, 2013 – 17%); pipelines, oil and gas 9% (October 31, 2013 – 10%); power and utilities 9% (October 31, 2013 – 8%); government, public sector entities, and education 8% (October 31, 2013 – 7%); sundry manufacturing and wholesale 7% (October 31, 2013 – 7%); automotive 6% (October 31, 2013 – 7%); telecommunications, cable, and media 6% (October 31, 2013 – 7%); professional and other services 5% (October 31, 2013 – 4%).
4	As at October 31, 2014, the current replacement cost of derivative financial instruments amounted to $53 billion (October 31, 2013 – $48 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.
5	The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 85% of the total as at October 31, 2014 (October 31, 2013 – 83%). The second largest concentration was with governments, which accounted for 11% of the total as at October 31, 2014 (October 31, 2013 – 12%). No other industry segment exceeded 5% of the total.
6	Debt securities classified as loans were 1% as at October 31, 2014 (October 31, 2013 – 1%) of the total loans and customers’ liability under acceptances.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 90

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)		As at
	October 31	October 31
	2014	2013
Cash and due from banks	$1,639	$2,455
Interest-bearing deposits with banks	43,773	28,583
Securities[1]
Trading
Government and government-insured securities	30,899	32,861
Other debt securities	9,019	9,628
Retained interest	48	67
Available-for-sale
Government and government-insured securities	31,707	37,897
Other debt securities	28,724	38,936
Held-to-maturity
Government and government-insured securities	34,119	25,890
Other debt securities	22,858	4,071
Securities purchased under reverse purchase agreements	75,031	64,283
Derivatives[2]	93,863	86,752
Loans
Residential mortgages	198,815	185,709
Consumer instalment and other personal	122,714	118,523
Credit card	24,570	21,380
Business and government	130,387	115,837
Debt securities classified as loans	2,423	3,473
Customers' liability under acceptances	13,080	6,399
Amounts receivable from brokers, dealers and clients	9,319	9,183
Other assets	3,542	3,424
Total assets	876,530	795,351
Credit instruments[3]	118,971	106,169
Unconditionally cancellable commitments to extend credit
relating to personal lines of credit and credit card lines	197,829	177,755
Total credit exposure	$1,193,330	$1,079,275
1	Excludes equity securities.
2	The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives and non-trading credit derivatives. See Note 11 for further details.
3	The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 29 for further details.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 91

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank’s U.S. Retail portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)								As at
					October 31, 2014
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$–	$–	$21,374	$–	$2,090	$255	$3	$23,722
Consumer instalment and other personal	244	336	4,187	–	26,597	73	262	31,699
Credit card	–	–	–	–	17,041	–	127	17,168
Business and government	6,689	2,164	–	–	3,444	54,286	838	67,421
Debt securities classified as loans	–	307	–	–	–	7	–	314
Total loans	6,933	2,807	25,561	–	49,172	54,621	1,230	140,324
Held-to-maturity	–	34,872	–	–	–	–	–	34,872
Securities purchased under reverse
repurchase agreements	–	–	–	–	–	–	–	–
Customers' liability under acceptances	–	–	–	–	–	2	–	2
Other assets[1]	9,063	490	–	1	–	–	–	9,554
Total assets	15,996	38,169	25,561	1	49,172	54,623	1,230	184,752
Off-balance sheet credit instruments	–	1,711	–	–	301	20,386	–	22,398
Total	$15,996	$39,880	$25,561	$1	$49,473	$75,009	$1,230	$207,150

					October 31, 2013
Loans
Residential mortgages	$146	$273	$19,080	$–	$1,649	$213	$3	$21,364
Consumer instalment and other personal	–	100	3,858	–	24,095	60	152	28,265
Credit card	–	–	–	–	13,987	–	119	14,106
Business and government	4,456	1,832	–	–	2,797	44,505	1,094	54,684
Debt securities classified as loans	–	571	–	–	–	9	–	580
Total loans	4,602	2,776	22,938	–	42,528	44,787	1,368	118,999
Held-to-maturity	–	11,440	–	–	–	–	–	11,440
Securities purchased under reverse
repurchase agreements	–	2,085	–	–	–	–	–	2,085
Customers' liability under acceptances	–	–	–	–	–	1	–	1
Other assets[1]	3,585	622	–	1	–	32	–	4,240
Total assets	8,187	16,923	22,938	1	42,528	44,820	1,368	136,765
Off-balance sheet credit instruments	–	2,079	–	–	279	16,643	–	19,001
Total	$8,187	$19,002	$22,938	$1	$42,807	$61,463	$1,368	$155,766
1	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 92

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel III Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					As at
		October 31, 2014
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages[1]	$108,027	$–	$–	$–	$108,027
Consumer instalment and other personal[1]	22,888	31	–	–	22,919
Business and government	27,973	28,288	664	162	57,087
Debt securities classified as loans	1,686	148	112	213	2,159
Total loans	160,574	28,467	776	375	190,192
Held-to-maturity	22,105	–	–	–	22,105
Securities purchased under reverse repurchase agreements	67,134	7,897	–	–	75,031
Customers' liability under acceptances	6,911	6,067	100	–	13,078
Other assets[2]	34,698	50	–	–	34,748
Total assets	291,422	42,481	876	375	335,154
Off-balance sheet credit instruments	59,661	8,047	97	7	67,812
Total	$351,083	$50,528	$973	$382	$402,966

		October 31, 2013
Loans
Residential mortgages[1]	$107,232	$–	$–	$–	$107,232
Consumer instalment and other personal[1]	26,728	32	–	–	26,760
Business and government	27,167	27,340	617	133	55,257
Debt securities classified as loans	2,504	158	120	173	2,955
Total loans	163,631	27,530	737	306	192,204
Held-to-maturity	18,521	–	–	–	18,521
Securities purchased under reverse repurchase agreements	52,711	9,487	–	–	62,198
Customers' liability under acceptances	3,191	3,187	20	–	6,398
Other assets[2]	25,930	32	–	–	25,962
Total assets	263,984	40,236	757	306	305,283
Off-balance sheet credit instruments	58,886	7,151	276	10	66,323
Total	$322,870	$47,387	$1,033	$316	$371,606
1	Includes Canada Mortgage and Housing Corporation (CMHC) insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]
(millions of Canadian dollars)						As at
			October 31, 2014
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages[2]	$33,083	$27,519	$4,876	$1,518	$167	$67,163
Consumer instalment and other personal[2]	27,768	26,496	10,254	4,006	269	68,793
Credit card	2,417	2,238	2,286	1,411	50	8,402
Business and government[3]	487	3,023	2,179	1,085	67	6,841
Total loans	63,755	59,276	19,595	8,020	553	151,199
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	54,143	11,836	3,088	835	4	69,906
Total	$117,898	$71,112	$22,683	$8,855	$557	$221,105

			October 31, 2013
Loans
Residential mortgages[2]	$27,357	$23,310	$4,736	$1,661	$160	$57,224
Consumer instalment and other personal[2]	24,509	26,538	9,020	3,813	287	64,167
Credit card	1,073	2,420	2,919	1,651	53	8,116
Business and government[3]	403	2,967	2,255	1,153	80	6,858
Total loans	53,342	55,235	18,930	8,278	580	136,365
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	35,589	13,747	3,936	921	4	54,197
Total	$88,931	$68,982	$22,866	$9,199	$584	$190,562
1	Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.
2	Excludes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.
3	Business and government loans in the retail portfolio include small business loans.
TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 93

NOTE 34: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Bank’s capital management objectives are:

•    To be an appropriately capitalized financial institution as determined by:

     – The Bank’s Risk Appetite Statement;

     – Capital requirements defined by relevant regulatory authorities; and

     – The Bank’s internal assessment of capital requirements consistent with the Bank’s risk profile and risk tolerance levels.

•    To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate  mix of capital elements to meet targeted capitalization levels.

•    To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:

     – Insulate the Bank from unexpected events; or

     – Support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.

•   To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required  funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

Basel III Capital Framework

Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.

Under Basel III, total capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1, and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income, and is the highest quality capital and the predominant form of Tier 1 Capital. CET1 Capital also includes regulatory adjustments and deductions for items such as goodwill, other intangibles, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 Capital is mainly comprised of subordinated debt, certain loan loss allowances, and minority interests in subsidiaries’ Tier 2 instruments.

Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 Capital, securitization exposures being risk weighted (previously deducted from capital), and new capital charges for derivatives credit valuation adjustment and credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA.

The BCBS is finalizing a leverage ratio requirement with planned implementation in 2018, intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining excessive leverage. In October 2014, OSFI released its final guideline for the Leverage Ratio Requirements and replaces the Assets-to-Capital Multiple with the Leverage Ratio, effective January 1, 2015.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

During the year ended October 31, 2014, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). OSFI’s target CET1, Tier 1 and Total Capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 94

The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31	October 31
	2014	2013 [1]
Common Equity Tier 1 Capital	$30,965	$25,822
Common Equity Tier 1 Capital ratio[2]	9.4%	9.0%
Tier 1 Capital	$35,999	$31,546
Tier 1 Capital ratio[2,3]	10.9%	11.0%
Total Capital[4]	$44,255	$40,690
Total Capital ratio[2,5]	13.4%	14.2%
Assets-to-capital multiple[6]	19.1	18.2
1	The amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital charge until January 1, 2014, and is being phased in until the first quarter of 2019. Effective 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65%, and 77%, respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.

OSFI has provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM.

NOTE 35: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to credit, market, and liquidity risks are an integral part of the 2014 Consolidated Financial Statements.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 95

NOTE 36: INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries of the Bank as at October 31, 2014.

SIGNIFICANT SUBSIDIARIES[1]

Address of Head
North America	or Principal Office[2]	Description
Meloche Monnex Inc.	Montreal, Quebec	Holding Company providing management services to subsidiaries
Security National Insurance Company	Montreal, Quebec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity
TD Equipment Finance Canada Inc.	Oakville, Ontario	Financial Services
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender
TD Financing Services Inc.	Toronto, Ontario	Financial Services Entity
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer
TD Life Insurance Company[3]	Toronto, Ontario	Insurance Company
TD Mortgage Corporation	Toronto, Ontario	Loan Company
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Loan Company
The Canada Trust Company	Toronto, Ontario	Trust Company
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker
TD US P & C Holdings ULC	Calgary, Alberta	Holding Company
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Wilmington, Delaware	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Vermillion Holdings ULC	Calgary, Alberta	Holding Company
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
Canada Trustco International Limited	St. James, Barbados	Intragroup Lending Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Holdings II Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
International
NatWest Personal Financial Management Limited	Leeds, England	Investment Holding Company
NatWest Stockbrokers Limited	Leeds, England	Foreign Securities Dealer
TD Bank International S.A.	Luxembourg, Luxembourg	International Direct Brokerage
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank
TD Ireland	Dublin, Ireland	Holding Company
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company
TD Direct Investing (Europe) Limited	Leeds, England	Direct Broker
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer
Toronto Dominion Investments B.V.	London, England	Holding Company
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Merchant Bank
1	Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.
3	On November 1, 2014, CT Financial Assurance Company amalgamated with TD Life Insurance Company.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 96

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank’s subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar I and Pillar II;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

As at October 31, 2014, the net assets of subsidiaries subject to regulatory or capital adequacy requirements was $48 billion (October 31, 2013 – $44 billion), before intercompany eliminations.

In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Note 9, Transfers of Financial Assets and Note 29, Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral.

Aside from non-controlling interests disclosed in Note 22, Non-Controlling Interests in Subsidiaries, there were no significant restrictions on the ability of the Bank to access or use the assets or settle the liabilities of subsidiaries within the group as a result of protective rights of non-controlling interests.

NOTE 37: SUBSEQUENT EVENT

Medium Term Notes

On November 5, 2014, the Bank issued US$1.25 billion of fixed rate medium term notes and US$500 million of floating rate 5-year senior medium term notes.

Covered Bonds

On November 6, 2014, the Bank issued AUD $1 billion of 5-year floating rate covered bond in the Australian market.

TD BANK GROUP • 2014 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 97